ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW

Washington, DC 20005

INVESTMENT COMPANY BLANKET BOND

Bond (6/18)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group.  Your risk retention group may not be subject to all of the insurance laws and regulations of your state.  State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1.    Name of Insured (the “Insured”)                              Bond Number:

Franklin Resources, Inc.                                           87170120B

               Principal Office:                                             Mailing Address:

                     One Franklin Parkway 970/3                          One Franklin Parkway 970/3

                     San Mateo, CA 94403-1906                           San Mateo, CA 94403-1906

Item 2.	Bond Period: from 12:01 a.m. on	June 30, 2020	, to 12:01 a.m. on	June 30, 2021	, or

the earlier effective date of the termination of this Bond, standard time at the Principal Office as to each of said dates.

Item 3.	Limit of Liability—
	Subject to Sections 9, 10 and 12 hereof:
			LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
	Insuring Agreement A-	FIDELITY	$100,000,000	$250,000
	Insuring Agreement B-	AUDIT EXPENSE	$50,000	$10,000
	Insuring Agreement C-	ON PREMISES	$100,000,000	$250,000
	Insuring Agreement D-	IN TRANSIT	$100,000,000	$250,000
	Insuring Agreement E-	FORGERY OR ALTERATION	$100,000,000	$250,000
	Insuring Agreement F-	SECURITIES	$100,000,000	$250,000
	Insuring Agreement G-	COUNTERFEIT CURRENCY	$100,000,000	$250,000
	Insuring Agreement H-	UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000
	Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$100,000,000	$250,000
	If “Not Covered” is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.
	OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:
	Insuring Agreement J-	COMPUTER SECURITY	$100,000,000	$250,000
	Insuring Agreement M-	SOCIAL ENGINEERING FRAUD	$1,000,000	$250,000
	Insuring Agreement N-	PHONE/ELECTRONIC TRANSACTIONS - INVESTMENT ADVISORY CLIENTS	$3,000,000	$250,000

Item 4.    Offices or Premises Covered--All the Insured’s offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider.  Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

Item 5.    The liability of ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”) is subject to the terms of the following Riders attached hereto:

               Riders:   1-2-3-4-5-6-7-8-9-10-11-12-13-14-15-16-17-18-19-20-21-22-23-24-25-26

               and of all Riders applicable to this Bond issued during the Bond Period.

By: ____/S/ Swenitha Nalli_______                               By: _____/S/ Maggie Sullivan_________

Authorized Representative                                             Authorized Representative

INVESTMENT COMPANY BLANKET BOND

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) (“Bond”), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

A.     FIDELITY

Loss resulting directly from any Dishonest or Fraudulent Act committed by an Employee, committed anywhere and whether committed alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee; and EXCLUDING loss covered under Insuring Agreement B.

B.      AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority or Self-Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.     ON PREMISES

Loss of Property resulting directly from any Mysterious Disappearance, or any Dishonest or Fraudulent Act committed by a person physically present in an office or on the premises of the Insured at the time the Property is surrendered, while the Property is (or reasonably supposed or believed by the Insured to be) lodged or deposited within the Insured’s offices or premises located anywhere, except those offices excluded by Rider; and EXCLUDING loss covered under Insuring Agreement A.

D.     IN TRANSIT

Loss of Property resulting directly from any Mysterious Disappearance or Dishonest or Fraudulent Act while the Property is physically (not electronically) in transit anywhere in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company); and EXCLUDING loss covered under Insuring Agreement A. Property is “in transit” beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed.

2	Bond (6/18)

E.      FORGERY OR ALTERATION

Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance upon any Written, Original:

(1)    bills of exchange, checks, drafts, or other written orders or directions to pay sums certain in money, acceptances, certificates of deposit, due bills, money orders, warrants, orders upon public treasuries, or letters of credit; or

(2)    instructions, requests or applications directed to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of money or Property, or giving notice of any bank account (provided such instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker, and further provided such instructions, requests, or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, such shareholder or subscriber to shares issued by an Investment Company, or such financial or banking institution or stockbroker); or

(3)    withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent;

which bear (a) a Forgery, or (b) an Alteration, but only to the extent that the Forgery or Alteration directly causes the loss.

Actual physical possession by the Insured or its authorized representative of the items listed in (1) through (3) above is a condition precedent to the Insured having relied upon the items.

This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.   SECURITIES

Loss resulting directly from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability in reliance on any Written, Original Securities, where such loss results from the fact that such Securities prove to:

(1)    be Counterfeit, but only to the extent that the Counterfeit directly causes the loss, or

(2)    be lost or stolen, or

(3)    contain a Forgery or Alteration, but only to the extent the Forgery or Alteration directly causes the loss,

and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules, or regulations of any Self-Regulatory Organization, whether or not the Insured was a member thereof.

3	Bond (6/18)

This Insuring Agreement F does not cover loss covered under Insuring Agreement A.

Actual physical possession by the Insured or its authorized representative of the Securities is a condition precedent to the Insured having relied upon the Securities.

G.     COUNTERFEIT CURRENCY

Loss resulting directly from the receipt by the Insured, in good faith of any Counterfeit Currency.

This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.     UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting directly from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

(1)   uncollectible Items of Deposit of a Fund’s customer, shareholder or subscriber credited by the Insured or its agent to such person’s Fund account, or

(2)   any Item of Deposit processed through an automated clearing house which is reversed by a Fund’s customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I.    PHONE/ELECTRONIC TRANSACTIONS

Loss resulting directly from a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

(1)   is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

(2)   is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

(3)   is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

4	Bond (6/18)

EXCLUDING loss resulting from:

(1)   the failure to pay for shares attempted to be purchased; or

(2)   any redemption of Investment Company shares which had been improperly credited to a shareholder’s account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)   any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested (i) to be paid or made payable to other than an Authorized Recipient or an Authorized Bank Account or (ii) to be sent to other than an Authorized Address;

(4)   the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

(5)   a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

(6)   the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A, “Fidelity” or Insuring Agreement J, “Computer Security”.

GENERAL AGREEMENTS

A.     ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION OR MERGER—NOTICE

1.   Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2.   If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B.      WARRANTY

No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

5	Bond (6/18)

C.     COURT COSTS AND ATTORNEYS’ FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured seeking recovery for any loss which, if established against the Insured, would constitute a loss covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that:

1.   an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act which caused the loss; or

2.   in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

If the amount of the Insured’s liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D.     INTERPRETATION

This Bond shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 under the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the part of the Insured), such that the term “loss” as used herein shall include an Insured’s legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of Property.

6	Bond (6/18)

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS
AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING
PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

A.         “Alteration” means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B.         “Application” means the Insured’s application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C.         “Authorized Address” means (1) any Officially Designated address to which redemption proceeds may be sent, (2) any address designated in writing (not to include Electronic Transmission) by the Shareholder of Record and received by the Insured at least one (1) day prior to the effective date of such designation, or (3) any address designated by voice over the telephone or by Electronic Transmission by the Shareholder of Record at least 15 days prior to the effective date of such designation.

D.         “Authorized Bank Account” means any Officially Designated bank account to which redemption proceeds may be sent.

E.         “Authorized Recipient” means (1) the Shareholder of Record, or (2) any other Officially Designated person to whom redemption proceeds may be sent.

F.         “Computer System” means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

G.        “Counterfeit” means a Written imitation of an actual valid Original which is intended to deceive and to be taken as the Original.

H.        “Cryptocurrency” means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate generation of units and to verify transfer of units from one person to another.

I.          “Currency” means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its official currency.

J.          “Deductible Amount” means, with respect to any Insuring Agreement, the amount set forth under the heading “Deductible Amount” in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

K.        “Depository” means any “securities depository” (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

7	Bond (6/18)

L.         “Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain an improper financial benefit for the perpetrator or any other person or entity. A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act. As used in this definition, “improper financial benefit” does not include any employee benefits received in the course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

M.       “Electronic Transmission” means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

N.         “Employee” means:

(1)   each officer, director, trustee, partner or employee of the Insured, and

(2)   each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

(3)   each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

(4)   each student who is an authorized intern of the Insured, while in any of the Insured’s offices, and

(5)   each officer, director, trustee, partner or employee of

(a)     an investment adviser,

(b)     an underwriter (distributor),

(c)     a transfer agent or shareholder accounting recordkeeper, or

(d)     an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, BUT ONLY while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee; PROVIDED, that the term “Employee” shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as an Insured or of the adviser or underwriter of such Investment Company, or (y) which is a “Bank” (as defined in Section 2(a) of the Investment Company Act of 1940), and

(6)   each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

8	Bond (6/18)

(7)   each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8)   each officer, partner or employee of

(a)    any Depository or Exchange,

(b)   any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and

(c)    any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

(9)   in the case of an Insured which is an “employee benefit plan” (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 (“ERISA”)) for officers, directors or employees of another Insured (“In-House Plan”), any “fiduciary” or other “plan official” (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

O.        “Exchange” means any national securities exchange registered under the Securities Exchange Act of 1934.

P.         “Forgery” means the physical signing on a document of the name of another person with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual’s own name, regardless of such individual’s authority, capacity or purpose.

Q.        “Items of Deposit” means one or more checks or drafts.

R.         “Investment Company” or “Fund” means an investment company registered under the Investment Company Act of 1940.

S.          “Limit of Liability” means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading “Limit of Liability” in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

T.         “Mysterious Disappearance” means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

9	Bond (6/18)

U.         “Non-Fund” means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

V.         “Officially Designated” means designated by the Shareholder of Record:

(1)   in the initial account application,

(2)   in writing accompanied by a signature guarantee, or

(3)   in writing or by Electronic Transmission, where such designation is verified via a callback to the Shareholder of Record by the Insured at a predetermined telephone number provided by the Shareholder of Record to the Insured in writing at least 30 days prior to such callback.

W.       “Original” means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

X.         “Phone/Electronic Transaction” means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

Y.         “Phone/Electronic Transaction Security Procedures” means security procedures for Phone/
Electronic Transactions as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

Z.         “Property” means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), (1) in which the Insured has a legally cognizable interest, (2) in which the Insured acquired or should have acquired such an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or (3) which are held by the Insured for any purpose or in any capacity.

AA.     “Securities” means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business transferable by physical delivery with appropriate endorsement or assignment. “Securities” does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

BB.     “Security Company” means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

10	Bond (6/18)

CC.     “Self-Regulatory Organization” means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

DD.     “Shareholder of Record” means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

EE.     “Single Loss” means:

(1)   all loss  caused by any one act (other than a Dishonest or Fraudulent Act) committed by one person, or

(2)   all loss caused by Dishonest or Fraudulent Acts committed by one person, or

(3)   all expenses incurred with respect to any one audit or examination, or

(4)   all loss caused by any one occurrence or event other than those specified in subsections (1) through (3) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) and (2) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

FF.      “Telefacsimile” means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

GG.    “Written” means expressed through letters or marks placed upon paper and visible to the eye.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

A.     Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs while the Property is in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured’s behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B.         Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C.         Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

11	Bond (6/18)

D.         Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E, or F.

E.         Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self-Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E, or F.

F.          Loss resulting from Property that is the object of a Dishonest or Fraudulent Act or Mysterious Disappearance while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured’s contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G.         Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H.         Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I.           Loss resulting from the surrender of Property away from an office of the Insured as a result of kidnap, ransom, or extortion, or a threat

(1)   to do bodily harm to any person, except where the Property is in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

(2)   to do damage to the premises or Property of the Insured,

unless such loss is otherwise covered under Insuring Agreement A.

J.          All costs, fees, and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K.         Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

L.         Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M.        Loss resulting from the Dishonest or Fraudulent Acts or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

12	Bond (6/18)

N.         Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O.         Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P.          Loss resulting from any Dishonest or Fraudulent Act or committed by an Employee as defined in Section 1.N(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q.         Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

R.         Loss resulting from the theft, disappearance, destruction, disclosure, or unauthorized use of confidential or personal information (including, but not limited to, trade secrets, personal shareholder or client information, shareholder or client lists, personally identifiable financial or medical information, intellectual property, or any other type of non-public information), whether such information is owned by the Insured or held by the Insured in any capacity (including concurrently with another person); provided, however, this exclusion shall not apply to loss arising out of the use of such information to support or facilitate the commission of an act otherwise covered by this Bond.

S.          All costs, fees, and other expenses arising from a data security breach or incident, including, but not limited to, forensic audit expenses, fines, penalties, expenses to comply with federal and state laws and expenses related to notifying affected individuals.

T.         Loss resulting from vandalism or malicious mischief.

U.         Loss resulting from the theft, disappearance, or destruction of Cryptocurrency or from the change in value of Cryptocurrency, unless such loss (1) is sustained by any investment company registered under the Investment Company Act of 1940 that is named as an Insured and (2) is otherwise covered under Insuring Agreement A.

SECTION 3. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured’s rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

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Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter’s written consent.

SECTION 4. LOSS—NOTICE—PROOF—LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder to anyone other than the Insured. As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty-day notice period or the one-year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Insured shall provide the Underwriter with such information, assistance, and cooperation as the Underwriter may reasonably request.

See also General Agreement C (Court Costs and Attorneys’ Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the Property is Securities and the loss is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys’ fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, RRG, 1401 H St. NW, Washington, DC 20005.

SECTION 5. DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)   becomes aware of facts, or

(2)   receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss of a type covered by this Bond has been or is likely to be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not be known.

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SECTION 6. VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

(1)   the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

(2)   the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3)   the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of Securities, the Insured shall assign to the Underwriter all of the Insured’s right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8. SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

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SECTION 9.    NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11.  OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12.  DEDUCTIBLE AMOUNT

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

16	Bond (6/18)

SECTION 13.  TERMINATION

The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter’s standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s), the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s). The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s).

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s).

This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14.  RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

17	Bond (6/18)

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business.

SECTION 15.  CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository (“Systems”), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss (the “Depository’s Recovery”); in such case the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured’s share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository’s Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository’s Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured’s share of such excess loss shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16.  ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A.  the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B.   the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C.   the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D.  for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

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E.   if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F.   each named Insured shall constitute “the Insured” for all purposes of this Bond.

SECTION 17.  NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A.  the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B.   the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C.   the total number of outstanding voting securities.

As used in this Section, “control” means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18.  CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter’s authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

SECTION 19.  COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This Bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

SECTION 20.  ANTI-BUNDLING

If any Insuring Agreement requires that an enumerated type of document be Counterfeit, or contain a Forgery or Alteration, the Counterfeit, Forgery, or Alteration must be on or of the enumerated document itself, not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

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ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1

INSURED                                                                                                                         BOND NUMBER

Franklin Resources, Inc.                                                    87170120B

EFFECTIVE DATE                                                      BOND PERIOD                        AUTHORIZED REPRESENTATIVE

June 30, 2020                   June 30, 2020 to June 30, 2021                                          /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the following entities shall be deemed to be Insureds named in Item 1 of the Declarations (subject to the operation of and restrictions contained within the “Insurance Regulatory Compliance for Non-U.S. Operations Rider”): (1) any subsidiary more than 50% owned (directly or indirectly) by Franklin Resources, Inc., and (2) any Investment Company advised, distributed, or administered by Franklin Resources, Inc. or any of its wholly-owned subsidiaries (individually and/or collectively referred to as “Franklin”), whether such Investment Company is considered active, inactive, or dissolved, provided, in each case, that Franklin has responsibility for placing fidelity bond insurance coverage for such subsidiary or Investment Company.

It is further understood and agreed that the term “Investment Company” or “Fund” shall include (1) any investment company that is not registered under the Investment Company Act of 1940 that is organized or domiciled in any jurisdiction within the United States of America (“Unregistered U.S. Fund”), and (2) any Foreign Fund (as defined within the “Insurance Regulatory Compliance for Non-U.S. Operations Rider” and subject to the operation of and restrictions contained within such rider), provided that no such Unregistered U.S. Funds or Foreign Funds shall (a) be insured under Insuring Agreement A, “Fidelity,” with respect to $75 million part of the Limit of Liability set forth in Item 3 of this Bond, or (b) be viewed as “Investment Companies” or “Funds” for purposes of Sections 13, 16.B, or 18 of this Bond.

It is further understood and agreed that notwithstanding anything to the contrary above, none of the following shall be deemed to be, or be otherwise included as, Insureds for purposes of Item 1 of the Declarations or otherwise under this Bond: Franklin Capital Corporation and RIVA Financial Systems Limited.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 2

INSURED                                                                                                                         BOND NUMBER

Franklin Resources, Inc.                                                    87170120B

EFFECTIVE DATE                                                      BOND PERIOD                        AUTHORIZED REPRESENTATIVE

June 30, 2020                   June 30, 2020 to June 30, 2021                                          /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover loss resulting from or in connection with any business, activities, or acts or omissions of (including services rendered by) any Insured which is not an Insured Fund (“Non-Fund”) or any Employee of a Non-Fund, except loss, otherwise covered by the terms of this Bond, resulting from or in connection with professional services within the scope of the Non-Fund’s general business activities rendered by the Non-Fund to any client of the Non-Fund.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 3

INSURED                                                                                                                         BOND NUMBER

Franklin Resources, Inc.                                                    87170120B

EFFECTIVE DATE                                                      BOND PERIOD                        AUTHORIZED REPRESENTATIVE

June 30, 2020                   June 30, 2020 to June 30, 2021                                          /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, acts or omissions of any Insured or any Employee of any Insured where such loss is based upon, arises out of or in any way involves the provision of services to any Plan, EXCEPT loss, otherwise covered by the terms of this Bond, resulting from, or in connection with the business of:

      (a)     the provision of Investment Advisory Services by an Insured to any In-House Plan; or

      (b)    the provision of Administrative Services by an Insured to any In-House Plan; or

      (c)     the provision of Investment Advisory Services by an Insured (“Adviser”) to any Third Party Plan that is a client of the Adviser; or

      (d)    the provision of Administrative Services by an Insured to any Third Party Plan that is a client of the Insured.

It is further understood and agreed that Insuring Agreements C and D only cover loss of Property which an Insured uses or holds, or in which the Insured has an interest, in each case in connection with (a), (b), (c) or (d) above.

It is further understood and agreed that notwithstanding the foregoing, this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with, and Insuring Agreements C and D do not cover loss of Property which an Insured uses or holds, or in which it has an interest, in each case in connection with:

(1)    the discretionary voting by or on behalf of any Plan of Designated Securities owned or held by such Plan, unless, in the case of a vote by or on behalf of the Plan, such vote was pursuant to the direction of a majority of trustees of such Plan who were not then Interested Trustees;

(2)    custodial services for the safekeeping and custody of securities or other property;

(3)    liability of an Insured arising from its status as the employer of employees covered by a Plan (including liability arising from the Insured’s failure to collect contributions or to pay benefits); or

(4)    in the case of an Insured acting or purporting to act as a trustee or “directed trustee” for any Third Party Plan, any liability of the Insured arising from its actual or alleged status as a fiduciary (within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) to any such Third Party Plan or its actual or alleged violation of Section 502(a)(3) of ERISA, except that this subpart (4) shall not preclude indemnification for associated court costs and attorneys’ fees for which coverage is otherwise available under General Agreement C of this Bond.

It is further understood and agreed that for purposes of this rider:

(1)    “Administrative Services” shall mean administrative services, including, without limitation, voting securities which are Plan assets, causing Plan assets to be invested as directed in accordance with the Plan, and maintaining records and preparing reports with respect to Plan contributions, participant accounts and investments.

(2)    “Affiliated Entity” means any entity controlling, controlled by, or under common control with an Insured.

(3)    “Designated Securities” means securities issued by an Insured, or by any Affiliated Entity, or by any Fund to which such Insured or any Affiliated Entity provides any services.

(4)    “Interested Trustee” means any trustee of a Plan who is also (a) an officer, director, trustee, partner or employee of, or who owns, controls, or holds power to vote 5% or more of the outstanding voting securities of, (i) any Insured (other than such Plan), or (ii) any Affiliated Entity, or (iii) any Fund to which such Insured or any Affiliated Entity provides any services, or (b) an Insured or an Affiliated Entity.

(5)    “Investment Advisory Services” means (a) advice with respect to the desirability of investing in, purchasing or selling securities or other property, including the power to determine what securities or other property shall be purchased or sold, but not including furnishing only statistical and other factual information (such as economic factors and trends); and (b) the provision of financial, economic or investment management services, but only if ancillary and related to the advice referred to in clause (a) above.

(6)    “Plan” means any retirement or other employee benefit plan, including any trust relating thereto.

(7)    “In-House Plan” means any Plan for employees of an Insured, or for any Affiliated Entity, but always excluding employee stock ownership plans, stock bonus plans, and any trusts relating thereto.

(8)    “Third Party Plan” means any Plan for employees of an entity that is neither an Insured nor an Affiliated Entity.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 4

INSURED                                                                                                                         BOND NUMBER

Franklin Resources, Inc.                                                    87170120B

EFFECTIVE DATE                                                      BOND PERIOD                        AUTHORIZED REPRESENTATIVE

June 30, 2020                   June 30, 2020 to June 30, 2021                                          /S/ Swenitha Nalli

INSURANCE REGULATORY COMPLIANCE FOR NON-U.S. OPERATIONS RIDER

In consideration of the premium charged for this Bond, it is hereby understood and agreed as follows:

1.   Interpretation: This rider shall be interpreted with due regard to the intention of the parties, which is to provide specified Bond coverage to (a) Foreign Entities and (b) U.S. Entities for Financial Interest Losses, where permitted, subject to adherence to applicable laws and regulations.

2.   Compliance with Applicable Laws and Regulations of Foreign Jurisdictions Regarding Use of Non-Admitted Insurance: Notwithstanding that one or more Foreign Entities may be included in the definition of “Insured” in Item 1 of the Declarations (as modified by Rider No. 1 or other rider), this Bond does not insure, and the Underwriter shall not be required to pay any loss sustained by, or to provide any benefit hereunder to or on behalf of, any Foreign Entity if doing so would cause the Underwriter or such Foreign Entity or any Insured to be in violation of applicable laws or regulations of any Associated Foreign Jurisdiction regarding the use of Non-Admitted Insurance or the making or acceptance of payments thereunder (“Prohibited Associated Foreign Jurisdiction”). Examples of Prohibited Associated Foreign Jurisdictions to which this Part 2 applies shall include but not be limited to the following jurisdictions: Japan, Brazil, India, and China.

3.   Financial Interest Loss Coverage Extension: If permissible pursuant to applicable laws and regulations, a Financial Interest Loss incurred by a U.S. Entity shall be deemed to be a loss sustained by such U.S. Entity for purposes of Section 10 (“Maximum Liability of Underwriter; Other Bonds or Policies”) of this Bond, such that coverage under this Bond may extend to a U.S. Entity for its Financial Interest Loss, subject to all of the terms, conditions and limitations of this Bond (including all terms, conditions and limitations of this rider).

4.   Good Faith Efforts to Resolve Questions: In the event that issues arise regarding the application of Part 2 or Part 3 of this rider in the context of a particular situation, representatives of the Underwriter and of a U.S. Entity (acting on behalf of a Foreign Entity if the issue involves Part 2, or on behalf of the U.S. Entity if the issue involves Part 3) shall seek in good faith to resolve such issues to their mutual satisfaction. If the representatives cannot reach a mutually acceptable resolution on their own, they shall in good faith consider soliciting expert outside guidance to assist them in resolving the issues, with the costs and fees of such expert to be shared equally as between the Underwriter and the U.S. Entity. If the representatives are unable to resolve the issues following these good faith efforts to do so, nothing herein shall preclude the U.S. Entity or the Underwriter from thereafter commencing a judicial proceeding to resolve the issues, provided, however, that such a proceeding (i) may not be commenced earlier than ninety (90) days after the representatives have completed the good faith efforts described herein, and (ii) must be in compliance with Part 5.d of this rider.

5.   Additional Matters:

a.   Locally Admitted Insurance: Without otherwise limiting Section 11 (“Other Insurance”) of this Bond or the terms (including, without limitation, Parts 2 and 3) of this rider, any coverage that may otherwise be available under this rider and this Bond for (1) any loss sustained by any Foreign Entity, and/or (2) any Financial Interest Loss sustained by any U.S. Entity, shall be specifically excess of, and shall not contribute with, any coverage available under any Locally Admitted Insurance. A Foreign Entity or U.S. Entity may, however, credit any amount recovered under any Locally Admitted Insurance against the Deductible Amount applicable to a related loss or Financial Interest Loss for which coverage is available under this Bond and this rider, provided that such recovered amount constitutes loss for which coverage would otherwise have been available under the terms of both this rider and Bond.

b.   U.S. Entity as Representative: Notwithstanding anything to the contrary in the first paragraph of Section 4 of this Bond, unless otherwise agreed to by the Underwriter in writing: (1) a U.S. Entity shall act on behalf of all Foreign Entities with respect to all information or payments provided to or by the Underwriter under this Bond; (2) a Foreign Entity shall have no right to provide any such information or payments directly to, or to receive any such information or payments directly from, the Underwriter; and (3) the Underwriter shall have no obligation to receive any information or payments directly from, or to provide any such information or payments directly to, any Foreign Entity. The “information or payments” referenced above shall include, without limitation: notice and  an affirmative proof of loss under Section 4 of this Bond; notice of termination under Section 13 of this Bond; notice of a change in control under Section 17 of this Bond;  information, assistance, and cooperation to the Underwriter with regard to the Application or any Bond claim; premiums payable and any return premiums that may be due under this Bond; any loss that may be payable under this Bond; any riders issued to form a part of this Bond; and the exercising or declining the exercise of any right to a discovery period under Section 14 of this Bond.

c.   Treatment of Financial Interest Loss: As the context and logic may demand or suggest, the duties, obligations and rights of Insureds and the Underwriter under this Bond with regard to a loss shall be deemed to apply to a U.S. Entity with regard to a Financial Interest Loss. Thus, by way of illustration, and without limitation:

(1)    Duties and Obligations of a U.S. Entity: Bond provisions obligating Insureds to provide notice and proof of loss (Section 4), to reimburse the Underwriter for a recovery (Section 8), and to take action upon detection that an Employee has committed any Dishonest or Fraudulent Act(s) (Section 13), shall apply to a U.S. Entity with respect to any matter involving a Foreign Entity that may result in a Financial Interest Loss.

(2)    Deductibles: Bond provisions regarding Deductible Amounts (Section 12) shall apply to a Financial Interest Loss.

(3)    Discovery Period: Bond provisions affording Insureds with rights to a discovery period (Section 14) shall apply to a U.S. Entity with respect to any matter involving a Foreign Entity that may result in a Financial Interest Loss.

(4)    Sanctions: Bond provisions relating to violations of applicable trade or economic sanctions, laws or regulations (Section 19) shall apply to a Financial Interest Loss.

d.   Actions Against the Underwriter: No action involving any Foreign Entity as a party, or otherwise relating to any Foreign Entity, may be brought against the Underwriter anywhere other than in a court within the State of Vermont, New York, or California in the United States of America. In the case of any such action, this policy shall be governed by and construed and enforced only in accordance with the internal laws of the State of Vermont (without reference to choice of law doctrine applicable in such state), and the English text as it appears in this Bond.

e.   Definition of “Self-Regulatory Organization”: With regard to loss sustained by a Foreign Entity or a Financial Interest Loss, the term “Self-Regulatory Organization,” as used in Insuring Agreement B., Audit Expense, Insuring Agreement F., Securities, and Section 2.E of this Bond only, shall be deemed to include any association or organization of investment advisers or securities dealers registered or authorized under the securities laws of a Foreign Jurisdiction or any securities exchange registered with any Foreign Jurisdiction.

f.    Termination: Notwithstanding anything to the contrary in Section 13 (“Termination”) or any other provision of this Bond, this Bond shall terminate immediately as to any Foreign Entity without prior notice to such Foreign Entity:

(1)    if there is a change in control (as defined in Section 17 of this Bond) of such Foreign Entity by transfer of its outstanding voting securities or otherwise, or

(2)    if such Foreign Entity shall merge or consolidate with an entity such that the Foreign Entity is the surviving entity, or purchase or otherwise acquire any other entity or substantially all the assets of another entity, or acquire or create a Subsidiary or separate investment portfolio, unless, prior to such change in control, or merger or consolidation, or purchase, or acquisition or creation, respectively (“Event”), the Foreign Entity notifies the Underwriter in writing of the impending Event and the Underwriter, in its sole discretion, determines to continue the Bond upon such terms and conditions as the Underwriter may deem appropriate.

g.   Title and Headings: The title and headings in this rider are included solely for convenience and shall not themselves be deemed to be terms or conditions of coverage, or descriptions or interpretations thereof.

6.   Definitions: As used in this rider:

a.   “Associated Foreign Jurisdiction” means a Foreign Jurisdiction in which a Foreign Entity is (1) organized; (2) domiciled; or (3) is operating or conducting business.

b.   “Financial Interest Loss” means the actual financial loss that a U.S. Entity itself sustains from Foreign Entity Loss incurred by a Foreign Entity, which financial loss is sustained by the U.S. Entity solely and directly as a result of:

(1)       its financial interest in such Foreign Entity; and/or

(2)        any lawful pre-existing obligation it has to indemnify such Foreign Entity for all or part of such Foreign Entity Loss.

For the purposes of this Bond the amount of a Financial Interest Loss shall be capped at the amount of the relevant associated Foreign Entity Loss.

c.   “Foreign Entity” means:

(1)    any Non-Fund included as an Insured in Item No. 1 of the Declarations (as modified by Rider No. 1 or other rider) that (i) is a Subsidiary of a U.S. Entity, (ii) is organized or domiciled in a Foreign Jurisdiction, and (iii) is not a Foreign Fund;

(2)    any Foreign Fund included as an “Insured” in Item No. 1 of the Declarations (as modified by Rider No. 1 or other rider); and

(3)    a U.S. Entity, but only insofar as such U.S. Entity conducts business through a branch in or undertakes any other operations in a Foreign Jurisdiction.

d.   “Foreign Entity Loss” means that part of the loss, liability or expense incurred by a Foreign Entity (net of any sums available therefor to that Foreign Entity under any Locally Admitted Insurance) which would have been payable under this Bond but for the fact that Part 2 of this rider is applicable.

e.   “Foreign Fund” means any entity included as an Insured in Item No. 1 of the Declarations (as modified by Rider No. 1 or other rider) that (1) is an investment company, mutual fund, unit investment trust, closed-end fund, mutual investment fund, investment trust or any other similar investment vehicle, (2) is not registered under the Investment Company Act of 1940, and (3) is organized or domiciled in a Foreign Jurisdiction.

f.    “Foreign Jurisdiction” means a jurisdiction outside the United States of America.

g.   “Locally Admitted Insurance” means any financial institution bond or similar insurance instrument issued by an insurer that is admitted, licensed or authorized in an Associated Foreign Jurisdiction, which bond or instrument provides coverage to a Foreign Entity in the relevant Associated Foreign Jurisdiction.

h.   “Non-Admitted Insurance” means any financial institution bond, or similar insurance instrument, to the extent that bond or instrument purports to provide coverage to a corporation or other entity which is organized, domiciled, or otherwise operating or conducting business in a Foreign Jurisdiction in which the concerned insurer is not admitted, licensed, or authorized.

i.    “Subsidiary” means any entity more than 50% of whose outstanding securities representing the right to vote for the election of directors are owned, directly or indirectly, by a U.S. Entity and/or one or more of its Subsidiaries.

j.    “U.S. Entity” means an Insured included in Item 1 of the Declarations (as modified by Rider No. 1 or other rider) that is organized or domiciled in any jurisdiction within the United States of America.

* * *

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED                                                                                                                         BOND NUMBER

Franklin Resources, Inc.                                                    87170120B

EFFECTIVE DATE                                                      BOND PERIOD                        AUTHORIZED REPRESENTATIVE

June 30, 2020                   June 30, 2020 to June 30, 2021                                          /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond, this Bond shall not cover loss resulting from or in connection with the discretionary voting by any Insured of securities owned or held by any client of such Insured, where such securities are issued by (1) such Insured, or (2) any entity controlling, controlled by, or under common control with such Insured (“Affiliated Entity”), or (3) any Fund to which such Insured or any Affiliated Entity provides any services.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED                                                                                                                         BOND NUMBER

Franklin Resources, Inc.                                                    87170120B

EFFECTIVE DATE                                                      BOND PERIOD                        AUTHORIZED REPRESENTATIVE

June 30, 2020                   June 30, 2020 to June 30, 2021                                          /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

J.   COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

1.   Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.   “Authorized User” means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

b.   “Computer Fraud” means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

(1)    is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

(2)    is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

(3)    causes (x) Property to be transferred, paid or delivered; or (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited.

c.   “Computer Security Procedures” means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

d.   “Covered Computer System” means any Computer System as to which the Insured has possession, custody and control.

e.   “Unauthorized Third Party” means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

f.    “User Identification” means any unique user name (i.e., a series of characters) that is assigned to a person or entity by the Insured.

2.   Exclusions. It is further understood and agreed that this Insuring Agreement J shall not cover:

a.   Any loss covered under Insuring Agreement A, “Fidelity,” of this Bond; and

b.   Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and

c.   Any loss resulting from a Computer Fraud committed by or in collusion with:

(1)    any Authorized User (whether a natural person or an entity); or

(2)    in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User (“Related Entity”), or (c) any director, officer, partner, employee or agent of such Related Entity; or

(3)    in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent (“Employer Entity”), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity (“Employer-Related Entity”), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

and

d.   Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

e.   Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); and

f.    Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, “Single Loss,” as defined in Section 1.EE of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.O of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

(a)     by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

(b)    immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED                                                                                                                         BOND NUMBER

Franklin Resources, Inc.                                                    87170120B

EFFECTIVE DATE                                                      BOND PERIOD                        AUTHORIZED REPRESENTATIVE

June 30, 2020                   June 30, 2020 to June 30, 2021                                          /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the exclusion set forth at Section 2.M of this Bond shall not apply with respect to loss resulting from the Dishonest or Fraudulent Acts or other acts or omissions of an Employee in connection with offers or sales of securities issued by an Insured Fund if such Employee (a) is an employee of that Fund or of its investment adviser, principal underwriter, or affiliated transfer agent, and (b) who is communicating with purchasers of such securities only in person in an office of an Insured or by telephone or in writing, and (c) does not receive commissions on such sales; provided, that such Dishonest or Fraudulent Acts or other acts or omissions do not involve, and such loss does not arise from, a statement or representation which is not (1) contained in a currently effective prospectus regarding such securities, which has been filed with the Securities and Exchange Commission, or (2) made as part of a scripted response to a question regarding that Fund or such securities, if the script has been filed with, and not objected to by, the Financial Industry Regulatory Authority, Inc. and if the entire scripted response has been read to the caller, and if any response concerning the performance of such securities is not outdated.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED                                                                                                                         BOND NUMBER

Franklin Resources, Inc.                                                    87170120B

EFFECTIVE DATE                                                      BOND PERIOD                        AUTHORIZED REPRESENTATIVE

June 30, 2020                   June 30, 2020 to June 30, 2021                                          /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

(1)    such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

(2)    reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond), and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, “Third Party Check” means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

(1)    any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

(2)    such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, “Fidelity.”

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED                                                                                                                         BOND NUMBER

Franklin Resources, Inc.                                                    87170120B

EFFECTIVE DATE                                                      BOND PERIOD                        AUTHORIZED REPRESENTATIVE

June 30, 2020                   June 30, 2020 to June 30, 2021                                          /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that no termination or cancellation of this Bond as an entirety, whether by or at the request of the Insured or Underwriter, shall take effect prior to the expiration of thirty (30) days after written notice of such termination or cancellation of such Bond as an entirety has been filed with the Arkansas Securities Commissioner, Arkansas Securities Division, Heritage West Building, 3rd Floor, 201 East Markham, Little Rock, Arkansas 72201.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED                                                                                                                         BOND NUMBER

Franklin Resources, Inc.                                                    87170120B

EFFECTIVE DATE                                                      BOND PERIOD                        AUTHORIZED REPRESENTATIVE

June 30, 2020                   June 30, 2020 to June 30, 2021                                          /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the definition of “Employee” in Section 1.N(6) of this Bond shall be amended to include any individual assigned, on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, provided that in the case of an individual assigned other than by an agency furnishing temporary personnel, such individual has passed a Successful Background Check conducted by or on behalf of the Insured.

It is further understood and agreed that for purposes of this rider, a “Successful Background Check” shall mean a background check (including contact with the individual’s previous employers and personal references and utilization of a private investigation agency), which results in a determination by the Insured that the individual has satisfied the security criteria established by the Insured for hiring employees on a permanent basis.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED                                                                                                                         BOND NUMBER

Franklin Resources, Inc.                                                    87170120B

EFFECTIVE DATE                                                      BOND PERIOD                        AUTHORIZED REPRESENTATIVE

June 30, 2020                   June 30, 2020 to June 30, 2021                                          /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:

1.   At the written request of the named Insured, any payment in satisfaction of loss covered by said bond involving money or other Property in which the Pennsylvania Public School Employees’ Retirement System has an interest shall be paid by an instrument issued to that organization and the named Insured as joint loss payees, subject to the following conditions and limitation:

A.  The attached bond is for the sole use and benefit of the named Insured as expressed herein. The organization named above shall not be considered as an Insured under the bond, nor shall it otherwise have any rights or benefits under said bond.

B.  Notwithstanding any payment made under the terms of this rider or the execution of more than one of such similar rider, the amount paid for any one loss occurrence or otherwise in accordance with the terms of this bond shall not exceed the limits of liability as set forth in the Declarations Page.

C.  Nothing herein is intended to alter the terms, conditions and limitations of the bond.

2.   Should this bond be canceled, reduced, non-renewed or restrictively modified by the Underwriter, the Underwriter will endeavor to give thirty (30) days advance notice to the organization named above, but failure to do so shall not impair or delay the effectiveness of any such cancellation, reduction, non-renewal, or restrictive modification, nor shall the Underwriter be held liable in any way.

3.   Should this bond be canceled or reduced at the request of the Insured, the Underwriter will endeavor to notify the organization named above of such cancellation or reduction, within 10 business days after receipt of such request, but failure to do so shall not impair or delay the effectiveness of such cancellation or reduction, nor shall the Underwriter be held liable in any way.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED                                                                                                                         BOND NUMBER

Franklin Resources, Inc.                                                    87170120B

EFFECTIVE DATE                                                      BOND PERIOD                        AUTHORIZED REPRESENTATIVE

June 30, 2020                   June 30, 2020 to June 30, 2021                                          /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the sixth paragraph of Section 13 of this Bond is amended to read as follows:

      “For purposes of this section, detection occurs when any professional employee of the Legal, Compliance or Risk Management Departments of the Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s).”

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED                                                                                                                         BOND NUMBER

Franklin Resources, Inc.                                                    87170120B

EFFECTIVE DATE                                                      BOND PERIOD                        AUTHORIZED REPRESENTATIVE

June 30, 2020                   June 30, 2020 to June 30, 2021                                          /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Section 2.H of this Bond is amended to read as follows:

“H.   Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages or punitive damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.”

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this Bond other than as above stated.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED                                                                                                                         BOND NUMBER

Franklin Resources, Inc.                                                    87170120B

EFFECTIVE DATE                                                      BOND PERIOD                        AUTHORIZED REPRESENTATIVE

June 30, 2020                   June 30, 2020 to June 30, 2021                                          /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in Rider No. 1 to this Bond, the FTCI Insureds shall be deemed to be Insureds named in Item 1 of the Declarations (subject to the operation of and restrictions contained within the “Insurance Regulatory Compliance for Non-U.S. Operations Rider”).

It is further understood and agreed that with respect to the FTCI Insureds only, this Bond is modified as follows:

1.         Insuring Agreement A, Fidelity: With regards to any loss to a FTCI Insured under Insuring Agreement A, Fidelity, arising from Loans and/or Trading, the Dishonest or Fraudulent Act required under Insuring Agreement A must be committed with the intent to obtain, and must result in, a financial benefit (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits) for (a) the Employee, or (b) person(s) with whom the Employee is in collusion if the Employee intended to participate in such financial benefit.

2.         Insuring Agreement D, In Transit: Employees of Xerox Corporation authorized by a FTCI Insured to act as a messengers shall be deemed to be a “Security Company” for purposes of Insuring Agreement D, In Transit, provided that such employees have passed the same background check and security clearance as are customarily required by the FTCI Insured of its own employees.

3.         Insuring Agreement I, Phone/Electronic Transactions: “Phone/Electronic Transaction” shall be deemed to include any transfer of funds by a FTCI Insured from an account of a Client of a FTCI Insured to another account(s), where such transfer is requested by voice over the telephone or through a Telefacsimile System by a person purporting to be a Client of the FTCI Insured or an authorized representative of the Client, provided that the FTCI Insured receiving such request generally maintains and follows during the Bond Period those recording and verification procedures in place as of March 2001 and described to the Underwriter as of such date.

4.         Definitions, Section 1.Z: With respect to the FTCI Insureds, notwithstanding anything to the contrary in the definition of “Property” set forth in Section 1.Z of the Bond, “Property” as defined in Section 1.Z shall be deemed to include jewelry, gems, tangible items of personal property, and electronic data stored on media for use by computer programs.

5.         Section 2. Exclusions: With respect to FTCI Insureds, the following additional exclusions are added to Section 2, Exclusions:

(1)       Loss resulting directly or indirectly from Trading, with or without the knowledge of the FTCI Insured, whether or not represented by an indebtedness or balance shown to be due to FTCI Insured on any customer’s account, actual or fictitious, and notwithstanding any act or omission on the part of any Employee in connection with any account relating to such Trading, indebtedness, or balance, except when covered under Insuring Agreements A, E or F;

(2)       Loss of Property contained in customers’ safe deposit boxes, except when the FTCI Insured is legally liable therefor or the loss is covered under Insuring Agreement A;

(3)       (a) Loss through cashing or paying Forged or Altered travelers’ checks or travelers’ checks bearing forged endorsements, except when covered under Insuring Agreement A, and (b) loss of unsold travelers’ checks or unsold money orders placed in the custody of the FTCI Insured with authority to sell, unless the Insured is legally liable for such loss and such checks or money orders are later paid or honored by the drawer thereof, except when covered under Insuring Agreement A;

(4)       Loss in the form of a shortage in any teller’s cash due to error, regardless of the amount of such shortage (and any shortage in any teller’s cash which is not in excess of the normal shortage in the tellers’ cash in the office where such shortage shall occur shall be presumed to be due to error);

(5)    Loss involving automated mechanical devices which, on behalf of the FTCI Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans unless (a) such automated mechanical devices are situated within an office of a FTCI Insured which is permanently staffed by an Employee whose duties are those usually assigned to a teller, even though public access to such devices is from outside the confines of such office, or (b) such automated mechanical devices are not situated within an office covered above, but in no event shall the Underwriter be liable under this Bond for loss (including loss of Property):

(i)        as a result of damage to such automated mechanical devices situated within any office referred to in (a) above resulting from vandalism or malicious mischief perpetrated from outside such office; or

(ii)       as a result of damage to such automated mechanical devices situated on any premises referred to in (b) above resulting from vandalism or malicious mischief, or

(iii)      as a result of damage to the interior of that portion of a building on any premises referred to in (b) above to which the public has access resulting from vandalism or malicious mischief; or

(iv)     as a result of failure of such automated mechanical devices to function properly; or

(v)       through misplacement or mysterious unexplainable disappearance while such Property is located within any such automated mechanical devices, or

(vi)     to any customer of a FTCI Insured or to any representative of such customer while such person is on any premises referred to in (b) above, or

(vii)    as a result of the use of credit, debit, charge, access, convenience, identification or other cards in gaining access to such automated mechanical devices whether such cards were issued, or purport to have been issued, by the FTCI Insured or by anyone other than the FTCI Insured, except when such loss is covered under Insuring Agreement A.

(6)    Loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the FTCI Insured, funds or Property of the FTCI Insured held by it in any capacity, except when covered under Insuring Agreements A or C;

(7)    Loss resulting from or involving, directly or indirectly, any actual or alleged seepage, pollution or contamination of any kind;

(8)    Loss resulting from or involving, directly or indirectly, any actual or alleged hazardous properties (including, but not limited to, radiation, toxic or explosive properties) of nuclear material, including but not limited to, the actual, alleged, threatened or potential ionizing radiations or contamination by radioactivity from nuclear fuel, nuclear waste or combustion of nuclear fuel, or the radioactive, toxic, explosive or hazardous properties of any explosive nuclear assembly or nuclear or nuclear component thereof.

It is further understood and agreed that as used in this Rider:

1.         “Client” means any corporation, partnership, proprietor, trust or individual having an account with a FTCI Insured and which has a written agreement with the FTCI Insured for transfers of funds through requests made by voice over the telephone or by Telefacsimile System.

2.      “FTCI Insureds” shall mean Fiduciary Trust Company International (“FTCI”), and each of its direct and indirect wholly-owned subsidiaries, including pension, profit-sharing or other benefit plans established for employees of FTCI and such subsidiaries.

3.      “Loans” shall mean all extensions of credit by a FTCI Insured(s) and all transactions creating a creditor or lessor relationship in favor of the FTCI Insured(s) and all transactions by which the FTCI Insured(s) assumes an existing creditor or lessor relationship.

4.         “Trading” means trading or other dealings in securities, commodities, futures, options, foreign or federal funds, currencies, foreign exchange and the like.

Except as above stated, nothing herein shall be held to alter, waiver or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 15

INSURED                                                                                                                         BOND NUMBER

Franklin Resources, Inc.                                                    87170120B

EFFECTIVE DATE                                                      BOND PERIOD                        AUTHORIZED REPRESENTATIVE

June 30, 2020                   June 30, 2020 to June 30, 2021                                          /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the references in Section 13, Termination, to “not less than sixty (60) days” shall be modified to read “not less than ninety (90) days.”

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 16

INSURED                                                                                                                         BOND NUMBER

Franklin Resources, Inc.                                                    87170120B

EFFECTIVE DATE                                                      BOND PERIOD                        AUTHORIZED REPRESENTATIVE

June 30, 2020                   June 30, 2020 to June 30, 2021                                          /S/ Swenitha Nalli

In consideration for the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover any loss resulting from any Online Redemption(s) or Online Purchase(s) involving an aggregate amount in excess of Five Hundred Thousand Dollars ($500,000) per shareholder account per day, unless before such redemption(s) or purchase(s), in a procedure initiated by the Insured or by the entity receiving the request for such Online Redemption(s) or Online Purchase(s):

(a)     the Shareholder of Record verifies, by some method other than an Electronic Transmission effected over the Internet, that each such redemption or purchase has been authorized, and

(b)    if such redemption or purchase is to be effected by wire to or from a particular bank account, a duly authorized employee of the bank verifies the account number to or from which funds are being transferred, and that the name on the account is the same as the name of the intended recipient of the proceeds.

It is further understood and agreed that, notwithstanding the Limit of Liability set forth herein or any other provision of this Bond, the Limit of Liability with respect to any Single Loss caused by an Online Transaction shall be Twenty-Five Million Dollars ($25,000,000) and the Deductible Amount applicable to any such Single Loss is One Hundred Thousand Dollars ($100,000).

It is further understood and agreed that, notwithstanding Section 9, Non-Reduction and Non-Accumulation of Liability and Total Liability, or any other provision of this Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses caused by Online Transactions shall be an aggregate of Twenty-Five Million Dollars ($25,000,000) for the Bond Period, irrespective of the total amount of such loss or losses.

For purposes of this Rider, the following terms shall have the following meanings:

“Online Purchase” means any purchase of shares issued by an Investment Company, which purchase is requested through an Electronic Transmission over the Internet.

“Online Redemption” means any redemption of shares issued by an Investment Company, which redemption is requested through an Electronic Transmission over the Internet.

“Online Transaction” means any Phone/Electronic Transaction requested through an Electronic Transmission over the Internet.

Except as above stated, nothing herein shall be held to alter, waive, or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 17

INSURED                                                                                                                         BOND NUMBER

Franklin Resources, Inc.                                                    87170120B

EFFECTIVE DATE                                                      BOND PERIOD                        AUTHORIZED REPRESENTATIVE

June 30, 2020                   June 30, 2020 to June 30, 2021                                          /S/ Swenitha Nalli

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers may be partially reimbursed by the United States Government for future “insured losses” resulting from certified “acts of terrorism.” (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” may be partially reimbursed by the United Sates government under a formula established by the Act. Under this formula, the United States government would generally reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual’s “insured losses” in excess of ICI Mutual’s “insurer deductible” until total “insured losses” of all participating insurers reach $100 billion (the “Cap on Annual Liability”). If total “insured losses” of all property and casualty insurers reach the Cap on Annual Liability in any one calendar year, the Act limits U.S. Government reimbursement and provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this Bond may be reduced as a result.

This Bond has no express exclusion for “acts of terrorism.” However, coverage under this Bond remains subject to all applicable terms, conditions, and limitations of the Bond (including exclusions) that are permissible under the Act.

The portion of the premium that is attributable to any coverage potentially available under the Bond for “acts of terrorism” is one percent (1%) and does not include any charges for the portion of loss that may be covered by the U.S. Government under the Act

As used herein, “Federal Share of Compensation” shall mean 85% in calendar year 2015 and shall be reduced by 1% per calendar year until equal to 80%.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 18

INSURED                                                                                                                         BOND NUMBER

Franklin Resources, Inc.                                                    87170120B

EFFECTIVE DATE                                                      BOND PERIOD                        AUTHORIZED REPRESENTATIVE

June 30, 2020                   June 30, 2020 to June 30, 2021                                          /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in Rider 1, Item 1 of the Declarations, Name of Insured, shall include the following (each, herein referred to as a “Joint Venture”) (subject to the operation of and restrictions contained within the “Insurance Regulatory Compliance for Non-U.S. Operations Rider”):

            Franklin Templeton SinoAm Securities Investment Management Inc.

Franklin Templeton Sealand Fund Management Co., Ltd.

Holowesko Partners Ltd.

            China Life Franklin Asset Management Co., Limited

            Vietcombank Fund Management

            Mywish Marketplaces Private Limited (MMPL) India

            Franklin/Templeton Securities Investment Consulting (SindAm) Inc. (“SICE”) Taiwan

It is further understood and agreed that notwithstanding anything to the contrary in this Bond (including, without limitation, Section 10): (1) the maximum liability of the Underwriter for any Single Loss sustained by any Joint Venture shall be limited to that percentage of such Single Loss as is equal to Franklin Resources, Inc.’s ownership percentage of such Joint Venture (“Proportionate Loss”), and (2) the Proportionate Loss shall be subject to the full applicable Deductible Amount set forth in Item 3 of the Declarations.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in this Bond (including, without limitation, Item 3 of the Declarations, Section 9, or Section 10), the maximum aggregate liability of the Underwriter under this Bond with respect to any and all losses sustained by any and all Joint Ventures shall be Twenty Million Dollars ($20,000,000).

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 19

INSURED                                                                                                                         BOND NUMBER

Franklin Resources, Inc.                                                    87170120B

EFFECTIVE DATE                                                      BOND PERIOD                        AUTHORIZED REPRESENTATIVE

June 30, 2020                   June 30, 2020 to June 30, 2021                                          /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:

1.   In the event that a loss is covered under more than one bond issued to Franklin Resources, Inc. or any affiliates thereof issued by ICI Mutual Insurance Company, the total liability of ICI Mutual Insurance Company under all implicated bonds in combination shall not exceed the applicable Limit of Liability of the largest of the implicated bonds. In no event shall the applicable Limits of Liability of each of the implicated bonds be added together or otherwise combined to determine the total liability of ICI Mutual Insurance Company.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 20

INSURED                                                                                                                         BOND NUMBER

Franklin Resources, Inc.                                                    87170120B

EFFECTIVE DATE                                                      BOND PERIOD                        AUTHORIZED REPRESENTATIVE

June 30, 2020                   June 30, 2020 to June 30, 2021                                          /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Insurer shall use its best efforts to enter into an agreement with each Facultative Reinsurer on this Bond, providing that, in the event of the Insurer’s insolvency resulting in a court appointed liquidator or receiver, such payments as may be due from the Facultative Reinsurer to the Insurer on claims under this Bond shall be made by the Facultative Reinsurer directly to the Insureds, in the same manner and to the extent that the Insurer would be obligated to make such payments to the Insureds pursuant to the terms of this Bond (“Cut Through Agreement”).

It is further understood and agreed that prior to the Insurer’s submission of the proposed Cut Through Agreement to Facultative Reinsurers, the Insurer shall provide a form of Cut Through Agreement to a representative of Franklin Resources, Inc. on behalf of the Insureds, for such representative’s review and approval.

It is further understood and agreed that as used in this rider, “Facultative Reinsurer” means any entity providing reinsurance for this Bond to the Company on a facultative basis (and always excluding any entity providing reinsurance for this Bond to the Company pursuant to treaty).

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this Bond other than as above stated.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 21

INSURED                                                                                                                         BOND NUMBER

Franklin Resources, Inc.                                                    87170120B

EFFECTIVE DATE                                                      BOND PERIOD                        AUTHORIZED REPRESENTATIVE

June 30, 2020                   June 30, 2020 to June 30, 2021                                          /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond is amended by adding an additional Insuring Agreement M, as follows:

M.     Social Engineering Fraud

Loss resulting directly from the Insured, in good faith, transferring, paying, or delivering money from its own account as a direct result of a Social Engineering Fraud;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Social Engineering Security Procedures.

The Limit of Liability for a Single Loss under this Insuring Agreement M shall be the lesser of (a) 50% of the amount by which such Single Loss exceeds the Deductible Amount or (b) $1,000,000 (One Million Dollars), and the Insured shall bear the remainder of any such Single Loss. The Deductible Amount for this Insuring Agreement M is $250,000 (Two Hundred Fifty Thousand Dollars).

Notwithstanding any other provision of this Bond, the aggregate Limit of Liability under this Bond with respect to any and all loss or losses under this Insuring Agreement M shall be $1,000,000 (One Million Dollars) for the Bond Period, irrespective of the total amount of such loss or losses.

This Insuring Agreement M does not cover loss covered under any other Insuring Agreement of this Bond.

It is further understood and agreed that for purposes of this rider:

1.   “Communication” means an instruction that (a) directs an Employee to transfer, pay, or deliver money from the Insured’s own account, (b) contains a material misrepresentation of fact, and (c) is relied upon by the Employee, believing it to be true.

2.   “Social Engineering Fraud” means the intentional misleading of an Employee through the use of a Communication, where such Communication:

(a)     is transmitted to the Employee in writing, by voice over the telephone, or by Electronic Transmission;

(b)    is made by an individual who purports to be (i) an Employee who is duly authorized by the Insured to instruct another Employee to transfer, pay, or deliver money, or (ii) an officer or employee of a Vendor who is duly authorized by the Insured to instruct an Employee to transfer, pay, or deliver money; and

(c)     is unauthorized, dishonest or fraudulent and is made with the manifest intent to deceive.

3.   “Social Engineering Security Procedures” means security procedures intended to prevent Social Engineering Fraud as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

4.   “Vendor” means any entity or individual that provides goods or services to the Insured under a pre-existing, written agreement.

Except as above stated, nothing herein shall be held to alter, waive, or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 22

INSURED                                                                                                                         BOND NUMBER

Franklin Resources, Inc.                                                    87170120B

EFFECTIVE DATE                                                      BOND PERIOD                        AUTHORIZED REPRESENTATIVE

June 30, 2020                   June 30, 2020 to June 30, 2021                                          /S/ Swenitha Nalli

PHONE/ELECTRONIC TRANSACTIONS – INVESTMENT ADVISORY CLIENTS

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond is amended by adding an additional Insuring Agreement N, as follows:

N.     Phone/Electronic Transactions – Investment Advisory Clients

Loss resulting directly from an IAC Phone/Electronic Transaction, where the request for such IAC Phone/Electronic Transaction:

1.     is transmitted to the Insured by voice over the telephone or by Electronic Transmission; and

2.     is made by an individual or entity purporting to be a Designated Client or an authorized agent of a Designated Client; and

3.     is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that the entity receiving such request maintains and follows during the Bond Period all IAC Phone/Electronic Transaction Security Procedures with respect to all IAC Phone/Electronic Transactions; and

EXCLUDING loss resulting from:

1.     the failure to pay for securities attempted to be purchased; or

2.     any transaction involving IAC Account Holdings which had been improperly credited to a Designated Client’s account where such Designated Client (a) did not cause, directly or indirectly, such holdings to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such transaction; or

3.     any transaction involving IAC Account Holdings where the transaction proceeds were requested (i) to be paid or made payable to other than an Authorized IAC Recipient or an Authorized IAC Bank Account or (ii) to be sent to other than an Authorized IAC Address;

4.     the failure to adhere to one or more IAC Phone/Electronic Transaction Security Procedures; or

5.     any IAC Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the IAC Phone/Electronic Transaction Security Procedures; or

6.     the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement N does not cover loss covered under Insuring Agreement A, “Fidelity”, Insuring Agreement I, “Phone/Electronic Transactions”, or Insuring Agreement J, “Computer Security”.

The Limit of Liability for a Single Loss under this Insuring Agreement N is $3,000,000 (Three Million Dollars) and the Deductible Amount is $250,000 (Two Hundred Fifty Thousand Dollars).

Notwithstanding any other provision of this Bond, the aggregate Limit of Liability with respect to any and all loss or losses under this Insuring Agreement N shall be $3,000,000 (Three Million Dollars) for the Bond Period, irrespective of the total amount of all such losses.

It is further understood and agreed that for purposes of this rider:

1.     “Authorized IAC Bank Account” means any IAC Officially Designated bank account to which transaction proceeds may be sent.

2.     “Authorized IAC Address” means (1) any IAC Officially Designated address to which transaction proceeds may be sent, (2) any address designated in writing (not to include Electronic Transmission) by the Designated Client received by the Insured at least one (1) day prior to the effective date of such designation, or (3) any address designated by voice over the telephone or by Electronic Transmission by the Designated Client at least fifteen (15) days prior to the effective date of such designation.

3.     “Authorized IAC Recipient” means (1) the Designated Client, or (2) any other IAC Officially Designated person to whom transaction proceeds may be sent.

4.     “Designated Client” means any client, other than an Investment Company, (a) to which an Insured provides Investment Advisory Services and (b) which has a written agreement with such Insured authorizing IAC Phone/Electronic Transactions.

5.     “IAC Account Holdings” shall mean (a) money on deposit in a Designated Client’s account or (b) a Designated Client’s securities.

6.     “IAC Officially Designated” means designated by the Designated Client:

(1)       in the initial account application,

(2)       in writing accompanied by a signature guarantee, or

(3)       in writing or by Electronic Transmission, where such designation is verified via a call back to the Designated Client at a predetermined telephone number provided by the Designated Client in writing to the Insured at least 30 days prior to such call back.

7.     “IAC Phone/Electronic Transaction” shall mean any transfer, payment, or delivery of IAC Account Holdings, which transfer, payment, or delivery is requested by voice over the telephone or through an Electronic Transaction.

8.     “IAC Phone/Electronic Transaction Security Procedures” means security procedures for IAC Phone/Electronic Transactions as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive, or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 23

INSURED                                                                                                                         BOND NUMBER

Franklin Resources, Inc.                                                    87170120B

EFFECTIVE DATE                                                      BOND PERIOD                        AUTHORIZED REPRESENTATIVE

June 30, 2020                   June 30, 2020 to June 30, 2021                                          /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:

1.   At the written request of the named Insured, any payment in satisfaction of loss covered by said bond involving money or other Property in which the Comptroller of the State of New York, as Trustee of the Common Retirement Fund has an interest shall be paid by an instrument issued to that organization and the named Insured as joint loss payees, subject to the following conditions and limitation:

A.  The attached bond is for the sole use and benefit of the named Insured as expressed herein.  The organization named above shall not be considered as an Insured under the bond, nor shall it otherwise have any rights or benefits under said bond.

B.  Notwithstanding any payment made under the terms of this rider or the execution of more than one of such similar rider, the amount paid for any one loss occurrence or otherwise in accordance with the terms of this bond shall not exceed the limits of liability as set forth in the Declarations Page.

C.  Nothing herein is intended to alter the terms, conditions and limitations of the bond.

2.   Should this bond be canceled, reduced, non-renewed or restrictively modified by the Underwriter, the Underwriter will endeavor to give at least fifteen (15) days advance written notice to the organization named above at:

Attention: Director of Compliance

New York State Common Retirement Fund

Office of the State Comptroller

Division of Pension Investment and Cash Management

110 State Street, 14th Floor

Albany, NY 12236-0001

and

Attention: Director of Compliance

New York State Common Retirement Fund

Office of the State Comptroller

59 Maiden Lane, 30th Floor

New York, NY 10038

      but failure to do so shall not impair or delay the effectiveness of any such cancellation, reduction, non-renewal, or restrictive modification.

3.   Should this bond be canceled or reduced at the request of the Insured, the Underwriter will endeavor to notify the organization named above of such cancellation or reduction, within 10 business days after receipt of such request, but failure to do so shall not impair or delay the effectiveness of such cancellation or reduction.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 24

INSURED                                                                                                                         BOND NUMBER

Franklin Resources, Inc.                                                    87170120B

EFFECTIVE DATE                                                      BOND PERIOD                        AUTHORIZED REPRESENTATIVE

June 30, 2020                   June 30, 2020 to June 30, 2021                                          /S/ Swenitha Nalli

ENHANCED AUTHENTICATION MEASURES AMENDMENT

In consideration for the premium charged for this Bond, it is hereby understood and agreed that SECTON 1. DEFINITIONS is amended by deleting the definition of “Officially Designated” in paragraph V in its entirety and replacing it with the following:

U.  “Officially Designated” means designated by the Shareholder of Record:

(1)    in the initial account application,

(2)    in writing accompanied by a signature guarantee,

(3)    in writing or by Electronic Transmission, where such designation is verified via a callback to the Shareholder of Record by the Insured at a predetermined telephone number provided by the Shareholder of Record in writing to the Insured at least thirty (30) days prior to such callback, or

(4)    in writing, by voice over the telephone, or by Electronic Transmission, where the identity of the Shareholder of Record is contemporaneously confirmed using Enhanced Authentication Measures.

It is further understood and agreed that “Enhanced Authentication Measures” shall mean gAuthenticate service provided by GIACT Systems, LLC, as described in the email dated May 9, 2019, from Franklin Templeton Investments to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 25

INSURED                                                                                                                         BOND NUMBER

Franklin Resources, Inc.                                                    87170120B

EFFECTIVE DATE                                                      BOND PERIOD                        AUTHORIZED REPRESENTATIVE

June 30, 2020                   June 30, 2020 to June 30, 2021                                          /S/ Swenitha Nalli

ENHANCED AUTHENTICATION MEASURES AMENDMENT

(INVESTMENT ADVISORY CLIENTS)

In consideration for the premium charged for this Bond, it is hereby understood and agreed that the definition of “IAC Officially Designated” in Rider 22 is replaced in its entirety with the following:

6.   “IAC Officially Designated” means designated by the Designated Client:

(1)    in the initial account application,

(2)    in writing accompanied by a signature guarantee,

(3)    in writing or by Electronic Transmission, where such designation is verified via a callback to the Designated Client by the Insured at a predetermined telephone number provided by the Designated Client in writing to the Insured at least thirty (30) days prior to such callback, or

(4)    in writing, by voice over the telephone, or by Electronic Transmission, where the identity of the Designated Client is contemporaneously confirmed using Enhanced Authentication Measures.

It is further understood and agreed that “Enhanced Authentication Measures” shall mean gAuthenticate service provided by GIACT Systems, LLC, as described in the email dated May 9, 2019, from Franklin Templeton Investments to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 26

INSURED                                                                                                                         BOND NUMBER

Franklin Resources, Inc.                                                    87170120B

EFFECTIVE DATE                                                      BOND PERIOD                        AUTHORIZED REPRESENTATIVE

July 31, 2020                    June 30, 2020 to June 30, 2021                                          /S/ Swenitha Nalli

In consideration of the premium charged for this Bond, and notwithstanding Item 1 of the Declarations, Name of Insured, or any other Rider to this Bond (including Rider No. 1), it is hereby understood and agreed that the following shall not be Insureds under this Bond:

(1)       any Legg Mason Investment Company;

(2)       any Legg Mason Designated Fund; and

(3)       any Legg Mason Non-Fund.

It is further understood and agreed that:

(a)       “Legg Mason Designated Fund” shall mean any investment company, mutual fund, unit investment trust, closed-end fund, mutual investment fund, investment trust or any other similar investment vehicle that (i) is not registered under the Investment Company Act of 1940, and (ii) is or was advised, distributed, or administered by any Legg Mason Non-Fund;

(b)       “Legg Mason Investment Company” shall mean any Investment Company (or portfolio thereof) that is or was, advised, distributed, or administered by any Legg Mason Non-Fund;

(c)       “Legg Mason Non-Fund” shall mean any Non-Fund acquired, directly or indirectly, by Franklin Resources, Inc. as part of the “Agreement and Plan of Merger among Franklin Resources, Inc., Alpha Sub, Inc., and Legg Mason, Inc.” dated February 31, 2020, including, without limitation, Legg Mason, Inc. and any Legg Mason Subsidiary; and

(d)       “Legg Mason Subsidiary” shall mean any entity more than 50% of whose outstanding securities representing the right to vote for the election of directors are owned, directly or indirectly, by Legg Mason, Inc. and/or one or more of its Subsidiaries.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

Franklin Templeton SEC Registered Funds
As Of 06/30/2020
OneTIS #	Fund Name	Allocated Bond Premium
TEMPLETON FUNDS
37	Templeton Foreign Fund	$ 2,727.00
27103	Templeton International Climate Change Fund	$ 2.00
31	Templeton World Fund	$ 2,340.00
Templeton Funds (3)

4398	Templeton Emerging Markets Small Cap Fund	$ 330.00
4290	Templeton Global Balanced Fund	$ 603.00
Templeton Global Investment Trust (2)

17283	Templeton Emerging Markets Bond Fund	$ 21.00
97	Templeton Global Bond Fund	$ 16,045.00
12801	Templeton Global Total Return Fund	$ 2,367.00
12052	Templeton International Bond Fund	$ 327.00
Templeton Income Trust (4)

4562	Foreign Smaller Companies Series	$ 455.00
243	International Equity Series	$ 632.00
Templeton Institutional Funds (2)

INDIVIDUAL TEMPLETON FUNDS THAT ARE NOT PART OF A MULTI SERIES TRUST
4473	Templeton China World Fund	$ 184.00
505	Templeton Developing Markets Trust	$ 1,056.00
581	Templeton Dragon Fund, Inc.	$ 665.00
111	Templeton Emerging Markets Fund	$ 208.00
555	Templeton Emerging Markets Income Fund	$ 352.00
146	Templeton Global Income Fund	$ 679.00
30	Templeton Global Smaller Companies Fund	$ 805.00
105	Templeton Growth Fund, Inc.	$ 7,758.00
	TEMPLETON FUNDS TOTAL	$ 37,556.00
FRANKLIN FUNDS
4308	Franklin DynaTech Fund	$ 12,171.00
21293	Franklin Focused Growth Fund	$ 21.00
4306	Franklin Growth Fund	$ 14,099.00
4309	Franklin Income Fund	$ 52,128.00
4110	Franklin U.S. Government Securities Fund	$ 4,121.00
4307	Franklin Utilities Fund	$ 4,890.00
Franklin Custodian Funds (6)

4021	Franklin Floating Rate Master Series	$ 319.00
20794	Franklin Floating Rate Income Fund	$ -
Franklin Floating Rate Master Trust (2)

4484	Franklin Conservative Allocation Fund	$ 101.00
4467	Franklin Corefolio Allocation Fund	$ -
28663	Franklin Emerging Market Core Equity (IU) Fund	$ 111.00
4468	Franklin Founding Funds Allocation Fund	$ -
4486	Franklin Growth Allocation Fund	$ 54.00
28662	Franklin International Core Equity (IU) Fund	$ 229.00
17743	Franklin LifeSmart 2020 retirement Target Fund	$ 5.00
4390	Franklin LifeSmart 2025 retirement Target Fund	$ 12.00
17740	Franklin LifeSmart 2030 retirement Target Fund	$ 5.00
4391	Franklin LifeSmart 2035 retirement Target Fund	$ 7.00
17742	Franklin LifeSmart 2040 retirement Target Fund	$ 2.00
4392	Franklin LifeSmart 2045 retirement Target Fund	$ 4.00
17741	Franklin LifeSmart 2050 retirement Target Fund	$ 2.00
20078	Franklin LifeSmart 2055 retirement Target Fund	$ 1.00
4389	Franklin LifeSmart Retirement Income Fund	$ 11.00
4485	Franklin Moderate Allocation Fund	$ 132.00
21049	Franklin NextStep Conservative Fund	$ 2.00
21051	Franklin NextStep Growth Fund	$ 3.00
21050	Franklin NextStep Moderate Fund	$ 6.00
20110	Franklin Payout 2020 Fund	$ 3.00
20111	Franklin Payout 2021 Fund	$ 3.00
26694	Franklin Payout 2022 Fund	$ 3.00
28661	Franklin U.S. Core Equity (IU) Fund	$ 572.00
Franklin Fund Allocator Series (23)

4493	Franklin Emerging Market Debt Opportunities Fund	$ 90.00
12517	Franklin International Growth Fund	$ 1,660.00
4643	Franklin International Small Cap Fund	$ 91.00
Franklin Global Trust (3)

4338	Franklin Adjustable U.S. Government Securities Fund	$ 625.00
4337	Franklin Convertible Securities Fund	$ 3,337.00
4339	Franklin Equity Income Fund	$ 1,898.00
4489	Franklin Floating Rate Daily Access Fund	$ 1,153.00
4991	Franklin Low Duration Total Return Fund	$ 2,343.00
4586	Franklin Managed Income Fund	$ 2,840.00
4460	Franklin Total Return Fund	$ 3,398.00
Franklin Investors Securities Trust (7)

4175	Franklin California High Yield Municipal Fund	$ 2,399.00
4220	Franklin Tennessee Municipal Bond Fund	$ 162.00
Franklin Municipal Securities Trust (2)

4402	Franklin Biotechnology Discovery Fund	$ 1,109.00
4462	Franklin Growth Opportunities Fund	$ 3,670.00
4403	Franklin Natural Resources Fund	$ 150.00
4465	Franklin Small Cap Growth Fund	$ 2,326.00
4198	Franklin Small-Mid Cap Growth Fund	$ 3,134.00
4194	Franklin Strategic Income Fund	$ 3,288.00
28468	Franklin Templeton SMACS: Series CH	$ 2.00
28469	Franklin Templeton SMACS: Series E	$ 3.00
28470	Franklin Templeton SMACS: Series H	$ 2.00
28471	Franklin Templeton SMACS: Series I	$ 3.00
Franklin Strategic Series (10)

4364	Franklin Alabama Tax-Free Income Fund	$ 198.00
4726	Franklin Arizona Tax-Free Income Fund	$ 792.00
4327	Franklin Colorado Tax-Free Income Fund	$ 582.00
4366	Franklin Connecticut Tax-Free Income Fund	$ 166.00
4174	Franklin Federal Intermediate-Term Tax-Free Income Fund	$ 3,006.00
4354	Franklin Federal Limited-Term Tax-Free Income Fund	$ 913.00
4365	Franklin Florida Tax-Free Income Fund	$ 439.00
4328	Franklin Georgia Tax-Free Income Fund	$ 381.00
4330	Franklin High Yield Tax-Free Income Fund	$ 5,101.00
4172	Franklin Kentucky Tax-Free Income Fund	$ 119.00
4368	Franklin Louisiana Tax-Free Income Fund	$ 310.00
4369	Franklin Maryland Tax-Free Income Fund	$ 337.00
4318	Franklin Massachusetts Tax-Free Income Fund	$ 359.00
4319	Franklin Michigan Tax-Free Income Fund	$ 773.00
4320	Franklin Minnesota Tax-Free Income Fund	$ 848.00
4360	Franklin Missouri Tax-Free Income Fund	$ 813.00
28870	Franklin Municipal Green Bond Fund	$ 4.00
4371	Franklin New Jersey Tax-Free Income Fund	$ 696.00
4370	Franklin North Carolina Tax-Free Income Fund	$ 694.00
4322	Franklin Ohio Tax-Free Income Fund	$ 1,304.00
4361	Franklin Oregon Tax-Free Income Fund	$ 1,047.00
4329	Franklin Pennsylvania Tax-Free Income Fund	$ 881.00
4363	Franklin Virginia Tax-Free Income Fund	$ 501.00
Franklin Tax-Free Trust (23)

11536	Franklin Allocation VIP Fund	$ 588.00
4410	Franklin Flex Cap Growth VIP Fund	$ 109.00
4824	Franklin Global Real Estate VIP Fund	$ 103.00
4822	Franklin Growth and Income VIP Fund	$ 49.00
4829	Franklin Income VIP Fund	$ 3,314.00
4843	Franklin Large Cap Growth VIP Fund	$ 99.00
4845	Franklin Mutual Global Discovery VIP Fund	$ 358.00
4846	Franklin Mutual Shares VIP Fund	$ 1,927.00
4836	Franklin Rising Dividends VIP Fund	$ 1,099.00
4848	Franklin Small Cap Value VIP Fund	$ 788.00
4842	Franklin Small-Mid Cap Growth VIP Fund	$ 384.00
4884	Franklin Strategic Income VIP Fund	$ 325.00
4830	Franklin U.S. Government Securities VIP Fund	$ 667.00
17071	Franklin VolSmart Allocation VIP Fund	$ 97.00
381	Templeton Developing Markets VIP Fund	$ 216.00
523	Templeton Foreign VIP Fund	$ 902.00
4827	Templeton Global Bond VIP Fund	$ 1,945.00
4840	Templeton Growth VIP Fund	$ 506.00
Franklin Templeton Variable Insurance Products Trust (18)

INDIVIDUAL FRANKLIN FUNDS THAT ARE NOT PART OF A MULTI SERIES TRUST
4312	Franklin California Tax-Free Income Fund	$ 13,449.00
4152	Franklin California Tax-Free Trust - Franklin California Intermediate-Term Tax-Free Income Fund	$ 1,407.00
4316	Franklin Federal Tax-Free Income Fund	$ 8,743.00
4301	Franklin Gold and Precious Metals Fund	$ 951.00
4305	Franklin High Income Trust - Franklin High Income Fund	$ 2,233.00
4472	Franklin Limited Duration Income Trust	$ 319.00
4358	Franklin Managed Trust - Franklin Rising Dividends Fund	$ 16,563.00
4315	Franklin New York Tax-Free Income Fund	$ 3,095.00
4153	Franklin New York Tax-Free Trust - Franklin New York Intermediate-Term Tax-Free Income Fund	$ 749.00
4192	Franklin Real Estate Securities Trust - Franklin Real Estate Securities Fund	$ 322.00
4157	Franklin Strategic Mortgage Portfolio	$ 53.00
4311	Franklin U.S. Government Money Fund	$ 3,096.00
4002	Franklin Universal Trust	$ 210.00
4340	Institutional Fiduciary Trust - Money Market Portfolio	$ 4,056.00
4184	The Money Market Portfolios - The U.S. Government Money Market Portfolio	$ -
	FRANKIN FUNDS TOTAL	$ 211,686.00

NEW JERSEY/ALTERNATIVE FUNDS
431	Franklin Mutual Beacon Fund	$ 2,380.00
433	Franklin Mutual European Fund	$ 724.00
666	Franklin Mutual Financial Services Fund	$ 245.00
432	Franklin Mutual Global Discovery Fund	$ 8,268.00
434	Franklin Mutual Quest Fund	$ 2,666.00
435	Franklin Mutual Shares Fund	$ 6,863.00
Franklin Mutual Series Funds (6)

4189	Franklin MicroCap Value Fund	$ 103.00
4150	Franklin Mutual US Value Fund	$ 507.00
4282	Franklin Small Cap Value Fund	$ 1,798.00
Franklin Value Investors Trust (3)

18120	Franklin K2 Alternative Strategies Fund	$ 919.00
20225	Franklin K2 Long Short Credit Fund	$ 87.00
Franklin Alternative Strategies Funds (2)
	NJ/ALT FUNDS TOTAL	$ 24,560.00

FRANKLIN TEMPLETON EXCHANGE TRADED FUNDS
29096	Franklin Disruptive Commerce ETF	$ 6.00
26346	Franklin FTSE Asia Ex Japan ETF	$ 14.00
26365	Franklin FTSE Australia ETF	$ 11.00
26363	Franklin FTSE Brazil ETF	$ 101.00
26364	Franklin FTSE Canada ETF	$ 5.00
26362	Franklin FTSE China ETF	$ 42.00
26349	Franklin FTSE Europe ETF	$ 171.00
26347	Franklin FTSE Europe Hedged ETF	$ 4.00
26361	Franklin FTSE France ETF	$ 5.00
26360	Franklin FTSE Germany ETF	$ 4.00
26359	Franklin FTSE Hong Kong ETF	$ 14.00
26348	Franklin FTSE India ETF	$ 8.00
26358	Franklin FTSE Italy ETF	$ 2.00
26357	Franklin FTSE Japan ETF	$ 290.00
26355	Franklin FTSE Japan Hedged ETF	$ 4.00
27393	Franklin FTSE Latin America ETF	$ 1.00
26354	Franklin FTSE Mexico ETF	$ 3.00
26356	Franklin FTSE Russia ETF	$ 10.00
27392	Franklin FTSE Saudi Arabia ETF	$ 2.00
27391	Franklin FTSE South Africa ETF	$ 1.00
26353	Franklin FTSE South Korea ETF	$ 13.00
26352	Franklin FTSE Switzerland ETF	$ 30.00
26351	Franklin FTSE Taiwan ETF	$ 14.00
26350	Franklin FTSE United Kingdom ETF	$ 65.00
29097	Franklin Genomic Advancements ETF	$ 3.00
29098	Franklin Intelligent Machines ETF	$ 2.00
26729	Franklin Liberty High Yield Corporate ETF	$ 129.00
26175	Franklin Liberty Intermediate Municipal Opportunities ETF	$ 11.00
26727	Franklin Liberty International Aggregate Bond ETF	$ 171.00
21558	Franklin Liberty Investment Grade Corporate ETF	$ 735.00
26176	Franklin Liberty Municipal Bond ETF	$ 34.00
26728	Franklin Liberty Senior Loan ETF	$ 44.00
28388	Franklin Liberty Systematic Style Premia ETF	$ 42.00
28565	Franklin Liberty U.S. Core Bond ETF	$ 1,283.00
21559	Franklin Liberty U.S. Low Volatility ETF	$ 82.00
29614	Franklin Liberty U.S. Treasury Bond ETF	$ 199.00
21413	Franklin LibertyQ Emerging Markets ETF	$ 20.00
21415	Franklin LibertyQ Global Dividend ETF	$ 17.00
21414	Franklin LibertyQ Global Equity ETF	$ 10.00
21412	Franklin LibertyQ International Equity Hedged ETF	$ 8.00
25773	Franklin LibertyQ U.S. Equity ETF	$ 1,113.00
25772	Franklin LibertyQ U.S. Mid Cap Equity ETF	$ 15.00
25771	Franklin LibertyQ U.S. Small Cap Equity ETF	$ 12.00
Franklin Templeton ETF Trust (43)
INDIVIDUAL ETF FUNDS THAT ARE NOT PART OF A MULTI SERIES TRUST
18000	Franklin ETF Trust - Franklin Liberty Short Duration U.S. Government ETF	$ 276.00
	FRANKLIN & FRANKLIN TEMPLETON ETF TOTAL	$ 5,026.00

BENEFIT STREET PARTNERS
28074	Business Development Corporation of America*	$ 2,089.00
29694	Broadstone Real Estate Access Fund	$ 44.00
	Benefit Street Partners Total	$ 2,133.00
*Not an SEC Registered Fund, but subject to 40 Act regulations, including Bonding requirement

ALL FUNDS GRAND TOTAL		$ 280,961.00

                                                                                                                                                                                                                                                   CERTIFICATE OF VICE PRESIDENT AND SECRETARY OF

TEMPLETON CHINA WORLD FUND

TEMPLETON DEVELOPING MARKETS TRUST

TEMPLETON DRAGON FUND, INC.

TEMPLETON EMERGING MARKETS FUND

TEMPLETON EMERGING MARKETS INCOME FUND

TEMPLETON FUNDS

TEMPLETON GLOBAL INCOME FUND

TEMPLETON GLOBAL INVESTMENT TRUST

TEMPLETON GLOBAL SMALLER COMPANIES FUND

TEMPLETON GROWTH FUND, INC.

TEMPLETON INCOME TRUST

TEMPLETON INSTITUTIONAL FUNDS

            I, Lori A. Weber, Vice President and Secretary of the above referenced investment companies (each, together with its respective series, a “Fund” or “Funds”), hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Directors/Trustees of each Fund, including a majority of the Directors/Trustees who are not “interested persons” of the Fund, as such term is defined in the Investment Company Act of 1940 (the “1940 Act”), at the regular meetings of Directors/Trustees of the Funds held on May 13, 2020, and further certify that said resolutions are in full force and effect in all respects:

RESOLVED, that after consideration of the value of the aggregate assets of the Funds to which any covered person (as defined in Rule 17g-1) may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Funds’ portfolios, among other factors, the proposed joint fidelity bond coverage for the Funds and other FT funds (both those registered with the SEC and non-SEC registered funds), as well as FRI and its subsidiaries, including investment advisers, be continued with ICI Mutual, subject to the amount of the joint fidelity bond coverage remaining at $100,000,000 under arrangements providing for a specifically allocated priority layer of $75,000,000 coverage for the Funds and the other SEC-registered FT funds, subject to ongoing review;

FURTHER RESOLVED, that in accordance with the provisions of subparagraph (e) of Rule 17g-1 under the 1940 Act, and after consideration of the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the Bond, the amount of the premium for such Bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to each Fund is less than the premium such Fund would have had to pay if it had provided and maintained a single insured bond, among other factors, the portion of the premium for said Bond to be paid by each Fund be, and it hereby is, approved as to amount and shall be the portion of the allocable premiums paid by all covered investment companies constituting the FT Funds equal to the percentage that the Fund’s assets represent in respect to the assets of all of such covered investment companies in the aggregate;

1

FURTHER RESOLVED, that the existing Amended and Restated Allocation Agreement between the Funds and the other covered persons under the Bond relating to the sharing of premiums and division of insurance proceeds in the event of a joint fidelity loss, as required by subparagraph (f) of Rule 17g-1, and reflecting the provisions of said Bond, is hereby approved and continued; and

FURTHER RESOLVED, that the officers of the Funds be, and each of them hereby is, authorized, empowered and directed to make such filings with the SEC as may be required from time to time pursuant to Rules under the 1940 Act.

                                                                        /s/LORI A. WEBER________________________________

                                                                        Lori A. Weber

                                                                        Vice President and Secretary

DATED:  October 8, 2020

2

CERTIFICATE OF SECRETARY

Franklin Alternative Strategies Funds

Franklin California Tax-Free Income Fund

Franklin California Tax-Free Trust

Franklin Custodian Funds

Franklin Federal Tax-Free Income Fund

Franklin Floating Rate Master Trust

Franklin Fund Allocator Series

Franklin Global Trust

Franklin Gold and Precious Metals Fund

Franklin High Income Trust

Franklin Investors Securities Trust

Franklin Limited Duration Income Trust

Franklin Managed Trust

Franklin Municipal Securities Trust

Franklin Mutual Series Funds

Franklin New York Tax-Free Income Fund

Franklin New York Tax-Free Trust

Franklin Real Estate Securities Trust

Franklin Strategic Mortgage Portfolio

Franklin Strategic Series

Franklin Tax-Free Trust

Franklin Templeton Variable Insurance Products Trust

Franklin U.S. Government Money Fund

Franklin Universal Trust

Franklin Value Investors Trust

Institutional Fiduciary Trust

The Money Market Portfolios

I, Steven J. Gray, Vice President and Secretary or Co-Secretary of the above referenced investment companies (each, a “Trust,” and collectively, the “Trusts”) hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Trustees of each Fund, including a majority of the Trustees who are not “interested persons” of the Funds, as such term is defined in the Investment Company Act of 1940, at a meeting of Trustees of the Funds held on May 13, 2020 and further certify that said resolutions are in full force and effect in all respects:

RESOLVED, that after consideration of the value of the aggregate assets of the Trusts to which any covered person (as defined in Rule 17g-1) may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Trusts’ portfolios, among other factors, the proposed joint fidelity bond coverage for the Trusts and other FT funds (both those registered with the SEC and non-SEC registered funds), as well as FRI and its subsidiaries, including investment advisers, be continued with ICI Mutual, subject to the amount of the joint fidelity bond coverage remaining at $100,000,000 under arrangements providing for a specifically allocated priority layer of $75,000,000 coverage for the Trusts and the other SEC-registered FT funds, subject to ongoing review;

FURTHER RESOLVED, that in accordance with the provisions of subparagraph (e) of Rule 17g-1 under the 1940 Act, and after consideration of the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the Bond, the amount of the premium for such Bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to each Trust is less than the premium such Trust would have had to pay if it had provided and maintained a single insured bond, among other factors, the portion of the premium for said Bond to be paid by each Trust be, and it hereby is, approved as to amount and shall be the portion of the allocable premiums paid by all covered investment companies constituting the FT Funds equal to the percentage that the Trust’s assets represent in respect to the assets of all of such covered investment companies in the aggregate;

FURTHER RESOLVED, that the existing Amended and Restated Allocation Agreement between the Trusts and the other covered persons under the Bond relating to the sharing of premiums and division of insurance proceeds in the event of a joint fidelity loss, as required by subparagraph (f) of Rule 17g-1, and reflecting the provisions of said Bond, is hereby approved and continued; and

FURTHER RESOLVED, that the officers of the Trusts be, and each of them hereby is, authorized, empowered and directed to make such filings with the SEC as may be required from time to time pursuant to Rules under the 1940 Act.

_/s/STEVEN J. GRAY___________________

Steven J. Gray

Vice President and Secretary or Co-Secretary

Dated: October 09, 2020

CERTIFICATE OF SECRETARY

Franklin Templeton ETF Trust

Franklin ETF Trust

I, Navid J. Tofigh, Vice President and Secretary of the above referenced investment companies (each, a “Trust,” and collectively, the “Trusts”) hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Trustees of each Fund, including a majority of the Trustees who are not “interested persons” of the Funds, as such term is defined in the Investment Company Act of 1940, at a meeting of Trustees of the Funds held on May 14, 2020 and further certify that said resolutions are in full force and effect in all respects:

RESOLVED, that after consideration of the value of the aggregate assets of the Trusts to which any covered person (as defined in Rule 17g-1) may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Trusts’ portfolios, among other factors, the proposed joint fidelity bond coverage for the Trusts and other members of the FT funds worldwide (both those registered with the SEC and non-SEC registered funds), as well as FRI and its subsidiaries, including investment advisers, be continued with ICI Mutual, subject to the amount of the joint fidelity bond coverage remaining at $100,000,000 under arrangements providing for a specifically allocated priority layer of $75,000,000 coverage for the Trusts and the other FT Group of Funds, subject to ongoing review;

FURTHER RESOLVED, that in accordance with the provisions of subparagraph € of Rule 17g-1 under the 1940 Act, and after consideration of the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the Bond, the amount of the premium for such Bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to each Trust is less than the premium such Trust would have had to pay if it had provided and maintained a single insured bond, among other factors, the portion of the premium for said Bond to be paid by each Trust be, and it hereby is, approved as to amount and shall be the portion of the allocable premiums paid by all covered investment companies constituting the FT Group of Funds equal to the percentage that the Trust’s assets represent in respect to the assets of all of such covered investment companies in the aggregate;

FURTHER RESOLVED, that the existing Amended and Restated Allocation Agreement between the Trusts and the other covered persons under the Bond relating to the sharing of premiums and division of insurance proceeds in the event of a joint fidelity loss, as required by subparagraph (f) of Rule 17g-1, and reflecting the provisions of said Bond, is hereby approved and continued; and

FURTHER RESOLVED, that the officers of the Trusts be, and each of them hereby is, authorized, empowered and directed to make such filings with the SEC as may be required from time to time pursuant to Rules under the 1940 Act.

/s/NAVID J. TOFIGH___________            ____

Navid J. Tofigh

Vice President and Secretary

Dated: 10/22/20____

CERTIFICATE OF SECRETARY OF

Broadstone Real Estate Access Fund

            I, Leeor Avigdor, Secretary of the above referenced investment company (a “Fund”), hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Directors/Trustees of each Fund as shown below, including a majority of the Directors/Trustees who are not “interested persons” of the Fund, as such term is defined in the Investment Company Act of 1940, and further certify that said resolutions are in full force and effect in all respects:

Broadstone Real Estate Access Fund

RESOLVED:                         That the form and amount of the joint fidelity bond (“Joint Bond”) covering the Broadstone Real Estate Access Fund (the “Fund”) and certain other persons (“Insured Persons”), as discussed at this meeting, be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board of Trustees of the Fund, including, but not limited to, (i) the value of the aggregate assets of the Fund to which any covered person may have access, (ii) the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets, and (iii) the nature of the securities held by the Fund, (iv) the amount of the premium of the Joint Bond, (v) the ratable allocation of the total premium among all the Insured Persons, and (vi) the share of the premium allocated to the Fund under the Joint Bond is less than the premium that the Fund would have had to pay had the Fund maintained a single insured bond; and

RESOLVED:                         That the Secretary of the Fund be, and is hereby designated as the officer responsible for making the necessary filings and giving the notices with respect to such fidelity bond required by paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940, as amended; and

RESOLVED:                         That an Amended and Restated Allocation Agreement by and between the Fund and the Insured Persons (the “Joint Insured Agreement”) in substantially the form presented at the meeting, be and it hereby is, approved; and that any officer of the Fund be, and they hereby severally are, authorized, in the name and on behalf of the Fund, to execute and deliver such Joint Insured Agreement, in substantially such form, with such changes as the officer or officers so acting may deem necessary or desirable, together with such other documents or instruments as he or she may deem necessary or advisable to effect the purposes of this resolution, the execution and delivery thereof to be conclusive evidence that the same has been approved by the Trustees; and

1
27076406.3.BUSINESS

RESOLVED:                         That the proper officers of the Fund be, and each of them hereby is, authorized to make any and all payments, and to do any and all other acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with or in furtherance of the foregoing resolutions.

                                                                        /s/LEEOR AVIGDOR__________

                                                                        Leeor Avigdor

                                                                        Secretary

DATED:  October 22, 2020

Amended and Restated Allocation Agreement

This Amended and Restated Allocation Agreement (“Agreement”) is made as of the 23rd day of October, 2020, by and among the funds listed on Schedule A1 and Schedule A2 of this Agreement (hereafter collectively referred to as the “Funds”) and the non-funds described on Schedule B of this Agreement (hereafter collectively referred to as the “Non-Funds”).  The Funds and Non-Funds are hereafter collectively referred to as the “Insured.”

This Agreement is entered into under the following circumstances:

A.        Section 17(g) of the Investment Company Act of 1940 (the “Act”) provides that the Securities and Exchange Commission (“SEC”) is authorized to require that the officers and employees of registered management investment companies be bonded against larceny and embezzlement, and the SEC has promulgated rules and regulations dealing with this subject (“Rule 17g-1”);

B.         The Funds and the Non-Funds are named as joint insured’s under the terms of certain bonds or policies of insurance which insure against larceny and embezzlement of officers and employees (the “Fidelity Bonds”);

C.         A majority of those members of the Board of Directors/Trustees of each of the Funds, who are not “interested persons” as defined by Section 2(a)(19) of the Act, have given due consideration to all factors relevant to the form, amount and apportionment of premiums and recoveries on the Fidelity Bonds and each such Board of Directors/Trustees of each Fund has approved the term and amount of the Fidelity Bonds, the portion of the premiums payable by that party, and the manner in which recovery of said Fidelity Bonds, if any, shall be shared by and among the parties hereto as hereinafter set forth; and

D.        The Insured’s now desire to enter into the agreement required by Rule 17g‑1(f) to establish the manner in which payment of premiums and recovery on said Fidelity Bonds, if any, shall be shared.

NOW, THEREFORE, IT IS HEREBY AGREED by and among the parties hereto as follows:

1.         Payment of Premiums

The premium shall be allocated between the Insured in accordance with the requirements of Rule 17g‑1(e).  The portion of the premium which is allocated to the Funds shall be divided among the Funds as follows:  each Fund shall pay that percentage of each premium when due under the Fidelity Bonds which is derived by a fraction, (i) the denominator of which is the total assets of all of the Funds combined at the time any premium is due; and (ii) the numerator of which is the total assets of each of the Funds individually at the time any premium is due.

2.         Allocation of Recoveries

(a)        If more than one of the parties hereto is damaged in a single loss for which recovery is received under the Fidelity Bonds, each such party shall receive that portion of the recovery which represents the loss sustained by that party, unless the recovery is inadequate fully to indemnify each such party sustaining a loss.

(b)        If the recovery is inadequate fully to indemnify each such party hereto sustaining a loss, the recovery shall be allocated among such parties in the following order:

(i)             Each Insured sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or an amount in the proportion that each such Insured’s last payment of premium bears to the sum of the last such premium payments of all such Insured’s, except that if this allocation would result in any Fund, including those Fund(s) created during the policy term that have paid no premium as provided for in paragraph 4 of this Agreement, receiving less than the minimum amount of recovery under the Fidelity Bonds which would be required to be maintained by such party under a single insured fidelity bond in accordance with the provision of Rule 17g-1(d)(1) (determined as of the time of the loss) (the “Single Insured Minimum”), then first from the share allocated to the non-Funds, sufficient monies shall be re-allocated to the Funds to bring the share of each Fund up to the Single Insured Minimum (determined as of the time of the loss).

The basis of each reallocation from each of the non-Funds sustaining a loss to Funds sustaining a loss shall be the proportion that each such non-Fund’s last payment of premium bears to the sum of the last such premium payments of all such non-Funds.

To the extent this reallocation from non-Funds to Funds is still insufficient to bring the share of each Fund sustaining a loss up to the Single Insured Minimum (determined as of the time of the loss), then second, from the share allocated to Funds sustaining a loss whose allocation exceeds the Single Insured Minimum amount for the Fund, sufficient monies will be reallocated, to the extent possible, to the other Funds sustaining a loss to bring the share of each Fund sustaining a loss up to the Single Insured Minimum (determined as of the time of loss).

The basis of such reallocation from Funds sustaining a loss to other Funds sustaining a loss shall be the proportion that each such Fund’s last payment of premium bears to the last such premium payments of all such Funds.

(ii)            The remaining portion of the proceeds shall be allocated to each party sustaining a loss not fully covered by the allocation under subparagraph (i) in the proportion that each such party’s last payment of premium bears to the sum of the last such premium payment of all such parties.  If such allocation would result in any party sustaining a loss receiving a portion of the recovery in excess of the loss actually sustained by such party, the aggregate of each excess portion shall be allocated among the other parties whose losses would not be fully indemnified in the same proportion that each such party’s last payment of premium bears to the sum of the last such premium payments of all parties entitled to receive a share of the excess.  Any allocation in excess of a loss actually sustained by any such party shall be reallocated in the same manner.

3.         Obligation to Maintain Minimum Coverage

Each of the Funds represents and warrants to each of the other parties hereto that it has determined the amount of its Single Insured Minimum as of the date hereof and that such Single Insured Minimum is included in the coverage of the Fidelity Bonds.  Each of the Funds agrees that it will determine, no less often than at the end of each calendar quarter, the Single Insured Minimum which would be required of it if a determination with respect to the adequacy of the coverage were then currently being made.  In the event that the total amount of the minimum coverage thus determined exceeds the total amount of coverage of then effective Fidelity Bonds, management of each of the Funds will be notified and will determine whether it is necessary or appropriate to increase the total amount of coverage of the Fidelity Bonds to an amount not less than the total amount of such minimums, or to secure such excess coverage for one or more of the parties hereto, which, when added to the total coverage of the Fidelity Bonds, will equal an amount not less than the total amount of such minimums.  Each Fund agrees to pay its fair (taking into account all of the then existing circumstances) portion of the new or additional premium; provided that in the event that a Fund elects to terminate this Agreement (as to itself as a party hereto pursuant to paragraph 5) and its participation in the joint-insured Fidelity Bonds on or prior to the effective date of the new or additional premium, such party shall not pay any portion of the new or additional premium.

4.         Newly Created Funds or Non-Funds

The parties hereto agree that during the policy term any newly created Fund(s) or non-Fund(s) can be added as joint Insured on the Fidelity Bonds and can be added as parties to this Agreement, as then currently amended or restated, in the case of this Agreement, by attaching a revised Schedule A1 and/or Schedule A2 and/or Schedule B, as applicable, to this Agreement that reflects the addition of such newly created Fund(s) or non-Fund(s); provided that such revised Schedule A1 and/or Schedule A2 and/or Schedule B is signed by the proper officers of the Insured that are authorized to execute this Agreement and is dated with the as of date upon which such addition(s) is effective.  The newly created Fund(s) or non-Fund(s) that are added as joint Insured on the Fidelity Bonds and to this Agreement, as then currently amended or restated, will not be required to pay any premium during the then current policy term of the Fidelity Bonds, unless, pursuant to paragraph 3 of this Agreement, an increase in the total amount of coverage is required.  Each of such newly created Fund(s) or non-Fund(s) that are added as joint Insured agrees to pay its proportionate share of any new or additional premium, as outlined in paragraph 3 to this Agreement, and to be bound by all other terms and conditions of this Agreement.

5.         Successors

This Agreement shall apply to the present Fidelity Bond coverage and any renewal or replacement thereof and shall continue until terminated as to any party by such party hereto giving not less than sixty days’ notice to the other parties hereto in writing.  This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and any successor or successors to a party hereto resulting from a change in domicile or form of corporate, trust or similar organization of such party.

6.         Authorization to Execute; Counterparts

The parties hereby agree that the proper officers of the Insured are authorized to execute this Agreement, and any amendments thereto, on behalf of the parties to this Agreement.  This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Funds Listed on Schedule A1 of this Agreement, and

The Non-Funds Described on Schedule B of this Agreement

By: _/s/CRAIG S. TYLE_________

Name:  Craig S. Tyle

The Funds Listed on Schedule A2 of this Agreement

By: _/s/LEEOR AVIGDOR____________

Name:  Leeor Avigdor

SCHEDULE A1

Funds

Franklin Alternative Strategies Funds
Franklin California Tax-Free Income Fund
Franklin California Tax-Free Trust
Franklin Custodian Funds
Franklin ETF Trust
Franklin Federal Tax-Free Income Fund
Franklin Floating Rate Master Trust
Franklin Fund Allocator Series
Franklin Global Trust
Franklin Gold and Precious Metals Fund
Franklin High Income Trust
Franklin Investors Securities Trust
Franklin Limited Duration Income Trust
Franklin Managed Trust
Franklin Municipal Securities Trust
Franklin Mutual Series Funds
Franklin New York Tax-Free Income Fund
Franklin New York Tax-Free Trust
Franklin Real Estate Securities Trust
Franklin Strategic Mortgage Portfolio
Franklin Strategic Series
Franklin Tax-Free Trust
Franklin Templeton ETF Trust
Franklin Templeton Variable Insurance Products Trust
Franklin U.S. Government Money Fund
Franklin Universal Trust
Franklin Value Investors Trust
Institutional Fiduciary Trust
The Money Market Portfolios
Templeton China World Fund

Templeton Developing Markets Trust

Templeton Dragon Fund, Inc.
Templeton Emerging Markets Fund
Templeton Emerging Markets Income Fund
Templeton Funds
Templeton Global Income Fund
Templeton Global Investment Trust
Templeton Global Smaller Companies Fund
Templeton Growth Fund, Inc.
Templeton Income Trust
Templeton Institutional Funds

SCHEDULE A2

Fund

Broadstone Real Estate Access Fund

SCHEDULE B

Non-Funds

Franklin Resources, Inc. and its subsidiaries.

Franklin Templeton SEC Registered Funds
As Of 06/30/2020
OneTIS #	Fund Name	Fund AUM (In $ Millions)	Trust Total AUM (In $ Millions)	17g-1 Required Bond Limit
TEMPLETON FUNDS
37	Templeton Foreign Fund	3,353.1
27103	Templeton International Climate Change Fund	1.9
31	Templeton World Fund	2,878.0
	Templeton Funds (3)		6,233.0	2,500,000

4398	Templeton Emerging Markets Small Cap Fund	405.7
4290	Templeton Global Balanced Fund	741.1
	Templeton Global Investment Trust (2)		1,146.8	1,250,000

17283	Templeton Emerging Markets Bond Fund	26.0
97	Templeton Global Bond Fund	19,731.9
12801	Templeton Global Total Return Fund	2,911.0
12052	Templeton International Bond Fund	402.0
	Templeton Income Trust (4)		23,070.8	2,500,000

4562	Foreign Smaller Companies Series	559.5
243	International Equity Series	776.8
	Templeton Institutional Funds (2)		1,336.3	1,250,000

	INDIVIDUAL TEMPLETON FUNDS THAT ARE NOT PART OF A MULTI SERIES TRUST
4473	Templeton China World Fund	226.0	226.0	600,000
505	Templeton Developing Markets Trust	1,299.2	1,299.2	1,250,000
581	Templeton Dragon Fund, Inc.	818.3	818.3	1,000,000
111	Templeton Emerging Markets Fund	256.3	256.3	750,000
555	Templeton Emerging Markets Income Fund	432.4	432.4	750,000
146	Templeton Global Income Fund	835.4	835.4	1,000,000
30	Templeton Global Smaller Companies Fund	989.8	989.8	1,000,000
105	Templeton Growth Fund, Inc.	9,541.0	9,541.0	2,500,000
	TEMPLETON FUNDS TOTAL		46,185.3	16,350,000
FRANKLIN FUNDS
4308	Franklin DynaTech Fund	14,968.0
21293	Franklin Focused Growth Fund	25.6
4306	Franklin Growth Fund	17,339.5
4309	Franklin Income Fund	64,098.1
4110	Franklin U.S. Government Securities Fund	5,068.2
4307	Franklin Utilities Fund	6,013.3
	Franklin Custodian Funds (6)		107,512.8	2,500,000

4021	Franklin Floating Rate Master Series	392.3
20794	Franklin Floating Rate Income Fund	0.1
	Franklin Floating Rate Master Trust (2)		392.4	750,000

4484	Franklin Conservative Allocation Fund	124.1
4467	Franklin Corefolio Allocation Fund	0.0
28663	Franklin Emerging Market Core Equity (IU) Fund	137.0
4468	Franklin Founding Funds Allocation Fund	0.0
4486	Franklin Growth Allocation Fund	66.2
28662	Franklin International Core Equity (IU) Fund	281.4
17743	Franklin LifeSmart 2020 retirement Target Fund	6.4
4390	Franklin LifeSmart 2025 retirement Target Fund	14.5
17740	Franklin LifeSmart 2030 retirement Target Fund	6.3
4391	Franklin LifeSmart 2035 retirement Target Fund	8.7
17742	Franklin LifeSmart 2040 retirement Target Fund	2.6
4392	Franklin LifeSmart 2045 retirement Target Fund	4.7
17741	Franklin LifeSmart 2050 retirement Target Fund	1.9
20078	Franklin LifeSmart 2055 retirement Target Fund	1.1
4389	Franklin LifeSmart Retirement Income Fund	13.6
4485	Franklin Moderate Allocation Fund	162.0
21049	Franklin NextStep Conservative Fund	2.9
21051	Franklin NextStep Growth Fund	4.2
21050	Franklin NextStep Moderate Fund	7.6
20110	Franklin Payout 2020 Fund	4.1
20111	Franklin Payout 2021 Fund	4.2
26694	Franklin Payout 2022 Fund	3.7
28661	Franklin U.S. Core Equity (IU) Fund	703.3
	Franklin Fund Allocator Series (23)		1,560.5	1,500,000

4493	Franklin Emerging Market Debt Opportunities Fund	110.7
12517	Franklin International Growth Fund	2,042.0
4643	Franklin International Small Cap Fund	112.5
	Franklin Global Trust (3)		2,265.2	1,700,000

4338	Franklin Adjustable U.S. Government Securities Fund	768.3
4337	Franklin Convertible Securities Fund	4,104.1
4339	Franklin Equity Income Fund	2,333.7
4489	Franklin Floating Rate Daily Access Fund	1,418.6
4991	Franklin Low Duration Total Return Fund	2,881.6
4586	Franklin Managed Income Fund	3,493.1
4460	Franklin Total Return Fund	4,179.4
	Franklin Investors Securities Trust (7)		19,178.7	2,500,000

4175	Franklin California High Yield Municipal Fund	2,950.1
4220	Franklin Tennessee Municipal Bond Fund	199.5
	Franklin Municipal Securities Trust (2)		3,149.6	2,100,000

4402	Franklin Biotechnology Discovery Fund	1,363.5
4462	Franklin Growth Opportunities Fund	4,513.9
4403	Franklin Natural Resources Fund	184.5
4465	Franklin Small Cap Growth Fund	2,860.9
4198	Franklin Small-Mid Cap Growth Fund	3,854.1
4194	Franklin Strategic Income Fund	4,043.7
28468	Franklin Templeton SMACS: Series CH	2.9
28469	Franklin Templeton SMACS: Series E	3.6
28470	Franklin Templeton SMACS: Series H	1.9
28471	Franklin Templeton SMACS: Series I	3.3
	Franklin Strategic Series (10)		16,832.3	2,500,000

4364	Franklin Alabama Tax-Free Income Fund	243.2
4726	Franklin Arizona Tax-Free Income Fund	973.7
4327	Franklin Colorado Tax-Free Income Fund	715.8
4366	Franklin Connecticut Tax-Free Income Fund	203.8
4174	Franklin Federal Intermediate-Term Tax-Free Income Fund	3,697.3
4354	Franklin Federal Limited-Term Tax-Free Income Fund	1,122.5
4365	Franklin Florida Tax-Free Income Fund	539.9
4328	Franklin Georgia Tax-Free Income Fund	468.1
4330	Franklin High Yield Tax-Free Income Fund	6,273.5
4172	Franklin Kentucky Tax-Free Income Fund	145.9
4368	Franklin Louisiana Tax-Free Income Fund	381.5
4369	Franklin Maryland Tax-Free Income Fund	414.4
4318	Franklin Massachusetts Tax-Free Income Fund	441.4
4319	Franklin Michigan Tax-Free Income Fund	950.6
4320	Franklin Minnesota Tax-Free Income Fund	1,042.9
4360	Franklin Missouri Tax-Free Income Fund	1,000.4
28870	Franklin Municipal Green Bond Fund	5.1
4371	Franklin New Jersey Tax-Free Income Fund	855.9
4370	Franklin North Carolina Tax-Free Income Fund	853.2
4322	Franklin Ohio Tax-Free Income Fund	1,603.4
4361	Franklin Oregon Tax-Free Income Fund	1,287.4
4329	Franklin Pennsylvania Tax-Free Income Fund	1,084.0
4363	Franklin Virginia Tax-Free Income Fund	616.3
	Franklin Tax-Free Trust (23)		24,920.3	2,500,000

11536	Franklin Allocation VIP Fund	722.9
4410	Franklin Flex Cap Growth VIP Fund	133.8
4824	Franklin Global Real Estate VIP Fund	126.2
4822	Franklin Growth and Income VIP Fund	60.6
4829	Franklin Income VIP Fund	4,075.2
4843	Franklin Large Cap Growth VIP Fund	121.8
4845	Franklin Mutual Global Discovery VIP Fund	439.9
4846	Franklin Mutual Shares VIP Fund	2,370.2
4836	Franklin Rising Dividends VIP Fund	1,351.6
4848	Franklin Small Cap Value VIP Fund	969.2
4842	Franklin Small-Mid Cap Growth VIP Fund	472.0
4884	Franklin Strategic Income VIP Fund	400.1
4830	Franklin U.S. Government Securities VIP Fund	820.2
17071	Franklin VolSmart Allocation VIP Fund	118.8
381	Templeton Developing Markets VIP Fund	265.1
523	Templeton Foreign VIP Fund	1,108.9
4827	Templeton Global Bond VIP Fund	2,391.8
4840	Templeton Growth VIP Fund	622.5
	Franklin Templeton Variable Insurance Products Trust (18)		16,570.9	2,500,000

	INDIVIDUAL FRANKLIN FUNDS THAT ARE NOT PART OF A MULTI SERIES TRUST
4312	Franklin California Tax-Free Income Fund	16,539.2	16,539.2	2,500,000
4152	Franklin California Tax-Free Trust - Franklin California Intermediate-Term Tax-Free Income Fund	1,730.4	1,730.4	1,500,000
4316	Franklin Federal Tax-Free Income Fund	10,752.7	10,752.7	2,500,000
4301	Franklin Gold and Precious Metals Fund	1,169.1	1,169.1	1,250,000
4305	Franklin High Income Trust - Franklin High Income Fund	2,746.3	2,746.3	1,900,000
4472	Franklin Limited Duration Income Trust	392.6	392.6	750,000
4358	Franklin Managed Trust - Franklin Rising Dividends Fund	20,368.7	20,368.7	2,500,000
4315	Franklin New York Tax-Free Income Fund	3,806.4	3,806.4	2,300,000
4153	Franklin New York Tax-Free Trust - Franklin New York Intermediate-Term Tax-Free Income Fund	921.4	921.4	1,000,000
4192	Franklin Real Estate Securities Trust - Franklin Real Estate Securities Fund	395.9	395.9	750,000
4157	Franklin Strategic Mortgage Portfolio	65.0	65.0	400,000
4311	Franklin U.S. Government Money Fund	3,808.0	3,808.0	2,300,000
4002	Franklin Universal Trust	258.1	258.1	750,000
4340	Institutional Fiduciary Trust - Money Market Portfolio	4,987.5	4,987.5	2,500,000
4184	The Money Market Portfolios - The U.S. Government Money Market Portfolio	0.1	0.1	50,000
	FRANKIN FUNDS TOTAL		152,418.8	38,250,000

NEW JERSEY/ALTERNATIVE FUNDS
431	Franklin Mutual Beacon Fund	2,926.5
433	Franklin Mutual European Fund	889.8
666	Franklin Mutual Financial Services Fund	300.8
432	Franklin Mutual Global Discovery Fund	10,167.4
434	Franklin Mutual Quest Fund	3,278.8
435	Franklin Mutual Shares Fund	8,439.6
	Franklin Mutual Series Funds (6)		26,002.9	2,500,000

4189	Franklin MicroCap Value Fund	127.1
4150	Franklin Mutual US Value Fund	623.2
4282	Franklin Small Cap Value Fund	2,211.3
	Franklin Value Investors Trust (3)		2,961.5	1,900,000

18120	Franklin K2 Alternative Strategies Fund	1,130.0
20225	Franklin K2 Long Short Credit Fund	106.9
	Franklin Alternative Strategies Funds (2)		1,236.9	1,250,000
	NJ/ALT FUNDS TOTAL		30,201.3	5,650,000

FRANKLIN TEMPLETON EXCHANGE TRADED FUNDS
29096	Franklin Disruptive Commerce ETF	7.1
26346	Franklin FTSE Asia Ex Japan ETF	17.2
26365	Franklin FTSE Australia ETF	13.4
26363	Franklin FTSE Brazil ETF	124.5
26364	Franklin FTSE Canada ETF	5.8
26362	Franklin FTSE China ETF	51.3
26349	Franklin FTSE Europe ETF	209.9
26347	Franklin FTSE Europe Hedged ETF	4.3
26361	Franklin FTSE France ETF	6.7
26360	Franklin FTSE Germany ETF	5.2
26359	Franklin FTSE Hong Kong ETF	16.9
26348	Franklin FTSE India ETF	9.7
26358	Franklin FTSE Italy ETF	3.0
26357	Franklin FTSE Japan ETF	356.4
26355	Franklin FTSE Japan Hedged ETF	4.8
27393	Franklin FTSE Latin America ETF	1.8
26354	Franklin FTSE Mexico ETF	4.0
26356	Franklin FTSE Russia ETF	12.5
27392	Franklin FTSE Saudi Arabia ETF	2.3
27391	Franklin FTSE South Africa ETF	1.8
26353	Franklin FTSE South Korea ETF	16.1
26352	Franklin FTSE Switzerland ETF	37.5
26351	Franklin FTSE Taiwan ETF	17.0
26350	Franklin FTSE United Kingdom ETF	79.9
29097	Franklin Genomic Advancements ETF	3.1
29098	Franklin Intelligent Machines ETF	2.8
26729	Franklin Liberty High Yield Corporate ETF	158.9
26175	Franklin Liberty Intermediate Municipal Opportunities ETF	13.9
26727	Franklin Liberty International Aggregate Bond ETF	210.3
21558	Franklin Liberty Investment Grade Corporate ETF	903.6
26176	Franklin Liberty Municipal Bond ETF	41.3
26728	Franklin Liberty Senior Loan ETF	54.3
28388	Franklin Liberty Systematic Style Premia ETF	52.0
28565	Franklin Liberty U.S. Core Bond ETF	1,577.6
21559	Franklin Liberty U.S. Low Volatility ETF	101.4
29614	Franklin Liberty U.S. Treasury Bond ETF	245.0
21413	Franklin LibertyQ Emerging Markets ETF	24.9
21415	Franklin LibertyQ Global Dividend ETF	21.1
21414	Franklin LibertyQ Global Equity ETF	12.3
21412	Franklin LibertyQ International Equity Hedged ETF	9.5
25773	Franklin LibertyQ U.S. Equity ETF	1,369.3
25772	Franklin LibertyQ U.S. Mid Cap Equity ETF	18.3
25771	Franklin LibertyQ U.S. Small Cap Equity ETF	15.0
	Franklin Templeton ETF Trust (43)		5,843.8	2,500,000
	INDIVIDUAL ETF FUNDS THAT ARE NOT PART OF A MULTI SERIES TRUST
18000	Franklin ETF Trust - Franklin Liberty Short Duration U.S. Government ETF	339.9	339.9	750,000
	FRANKLIN & FRANKLIN TEMPLETON ETF TOTAL		6,183.7	3,250,000

BENEFIT STREET PARTNERS
28074	Business Development Corporation of America*	2,569.1	2,569.1	1,900,000
29694	Broadstone Real Estate Access Fund	54.4	54.4	400,000
	Benefit Street Partners Total		2,623.5	2,300,000
	*Not an SEC Registered Fund, but subject to 40 Act regulations, including Bonding requirement

ALL FUNDS GRAND TOTAL		345,517.8	291,565.2	67,425,000.0
Since June 30, 2014 a bond limit of $75 million has been reserved for the SEC Funds.